MDU RESOURCES GROUP, INC.



Building a Strong America

Building
a Strong America



MDU Resources Group, Inc.

With integrity, create superior shareholder value by expanding upon our expertise to be the supplier of choice in all of our markets while being a great place to work.

Provide value-added natural resource products and related services that exceed customer expectations.

To achieve this mission we will be guided by commitments to:

Provide high quality, cost-effective products and services.

Produce a superior total return.

Recognize our responsibility to be an effective corporate citizen.

Minimize waste and maximize resources.

Conduct business with integrity and with respect for all.

Develop individual potential and teamwork to maintain employees as our ongoing source of competitive advantage.



Electric
Natural Gas Distribution
Utility Services Offices
Utility Services Authorized States of Operations
Pipeline and Energy Services
Natural Gas and Oil Production
Construction Materials and Mining

MDU Resources Group, Inc.

Employees of the operating companies which are part of the MDU Resources family are proud to be part of a team that is The products and services provided by MDU Resources are essential to the infrastructure of the United States. Employees provide people throughout America with conveniences and necessities that make their lives better and make the United States a great country in which to live and do business.

MDU Resources designs, builds, maintains and operates facilities that are part of our country's modern infrastructure. The company reflects a multi-dimensional enterprise: regulated and nonregulated businesses operating in different geographic locations and selling a broad spectrum of high-quality products and services.

Revenues
(Dollars in millions)



$2,300
608
897
1,280
1,874
2,224
97
98
99
00
01

Revenues have nearly quadrupled since 1997.

Dividends
(Dollars per common share)



$.95
.75
.78
.82
.86
.90
97
98
99
00
01

Dividends have increased 20 percent since 1997.

Annual Total Stockholder Return
(Percent)



20%
17
15
17
5 Years
10 Years
20 Years

Disciplined growth strategies benefit stockholders over the long term.

Years ended December 31,	2001	2000	Increase/Decrease Amount	Percent
		(In millions, where applicable)		
Operating revenues:				
Electric	$ 168.8	$ 161.6	$ 7.2	4
Natural gas distribution	255.4	233.1	22.3	10
Utility services	364.8	169.4	195.4	115
Pipeline and energy services	531.1	636.8	(105.7)	(17)
Natural gas and oil production	209.8	138.3	71.5	52
Construction materials and mining	806.9	631.4	175.5	28
Intersegment eliminations	(113.2)	(96.9)	(16.3)	(17)
Total	$2,223.6	$1,873.7	$ 349.9	19
Operating income:				
Electric	$ 38.7	$ 38.8	$ (.1)	–
Natural gas distribution	3.6	9.5	(5.9)	(62)
Utility services	25.2	16.6	8.6	52
Pipeline and energy services	30.4	28.8	1.6	6
Natural gas and oil production	103.9	66.5	37.4	56
Construction materials and mining	71.5	56.8	14.7	26
Total	$ 273.3	$ 217.0	$ 56.3	26
Earnings on common stock:				
Electric	$ 18.7	$ 17.7	$ 1.0	6
Natural gas distribution	.7	4.8	(4.1)	(86)
Utility services	12.9	8.6	4.3	50
Pipeline and energy services	16.4	10.5	5.9	56
Natural gas and oil production	63.2	38.6	24.6	64
Construction materials and mining	43.2	30.1	13.1	43
Total	$ 155.1	$ 110.3	$ 44.8	41
Earnings per common share:				
Basic	$ 2.31	$ 1.80	$ .51	28
Diluted	$ 2.29	$ 1.80	$ .49	27
Dividends per common share	$ .90	$ .86	$ .04	5
Weighted average common shares outstanding – diluted	67.9	61.4	6.5	11
Total assets	$2,623.1	$2,313.0	$ 310.1	13
Total equity	$1,124.8	$ 896.1	$ 228.7	26
Net long-term debt	$ 783.7	$ 728.2	$ 55.5	8
Capitalization ratios:				
Common equity	58%	54%		
Preferred stocks	1	1		
Long-term debt	41	45		
	100%	100%		
Return on average common equity	15.3%	14.3%		
Price/earnings ratio	12.3x	18.1x		
Book value per common share	$ 15.90	$ 13.55		
Market value as a percent of book value	177.0%	239.9%		
Full-time employees	6,568	4,087		

NOTE: Common stock share amounts reflect the company's three-for-two common stock split effected in July 1998.

This Annual Report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in Management's Discussion and Analysis – Safe Harbor for Forward-looking Statements. Forward-looking statements are all statements other than statements of historical fact, including without limitation, those statements that are identified by the words *anticipates, estimates, expects, intends, plans, predicts* and similar expressions.



Pipeline and Energy Services

WBI Holdings, Inc. provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. Energy-related marketing and management services, as well as cable and pipeline locating services also are provided.

2001 Key Statistics

Revenues *(millions)*	$531.1
Earnings *(millions)*	$16.4
Pipeline *(MMdk)*:	
Transportation	97.2
Gathering	61.1
Energy services natural gas volumes *(MMdk)*	82.7
Corporate earnings contribution	10.6%

Major Customers

- Natural gas utilities
- Industrial gas users
- Commercial gas users
- Municipal gas systems
- Natural gas marketers

Competition

- Other natural gas pipeline companies such as Kinder-Morgan, Inc.; Northern Border Pipeline Company; Questar Pipeline; and Colorado Interstate Gas Company


MT
ND
SD
WY


MT
ND
WY
SD
CO
IL
IN
OH
MO
KY
AR
TN
MS
LA
TX

— Transmission pipeline system
— Interconnecting pipelines
● Company storage fields
○ Energy services offices
○ Pipeline gathering systems



Natural Gas and Oil Production

Fidelity Exploration & Production Company is engaged in natural gas and oil acquisition, exploration and production activities primarily in the Rocky Mountain region of the United States and in the Gulf of Mexico.

2001 Key Statistics

Revenues *(millions)*	$209.8
Earnings *(millions)*	$63.2
Production:	
Natural gas *(Bcf)*	40.6
Oil *(million barrels)*	2.0
Net recoverable reserves:	
Natural gas *(Bcf)*	324.1
Oil *(million barrels)*	17.5
Corporate earnings contribution	40.7%

Major Customers

- Energy marketers
- End-use customers
- Natural gas utilities
- Oil refineries

Competition

- Independent natural gas and oil companies such as XTO; Tom Brown Inc.; St. Mary Land & Exploration Company; and Patina Oil & Gas Corporation


MT
ND
SD
WY
NE
UT
CO
KS
NM
OK
AR
TX
MS
AL
LA

○ Area of principal production and reserves



Construction Materials and Mining

Knife River Corporation mines aggregates and markets crushed stone, sand, gravel and other related construction materials, including ready-mixed concrete, cement and asphalt, as well as value-added products and services in the north central and western United States, including Alaska and Hawaii.

2001 Key Statistics

Revenues *(millions)*	$806.9
Earnings *(millions)*	$43.2
Sales *(millions)*:	
Aggregates *(tons)*	27.6
Asphalt *(tons)*	6.2
Ready-mixed concrete *(cubic yards)*	2.5
Recoverable aggregate reserves *(billion tons)*	1.1
Corporate earnings contribution	27.9%

Major Customers

- Federal, state and local highway contractors
- Commercial builders
- Site developers

Competition

- Other construction materials companies such as LaFarge Corporation; Vulcan Materials Company; Martin Marietta Materials; and Kiewit Materials Company


AK
MT
MN
OR
WY
CA
HI

○ Construction materials locations



Electric

Montana-Dakota Utilities Co. generates, transmits and distributes electricity and provides related value-added products and services in the northern Great Plains.

2001 Key Statistics

Revenues *(millions)*	$168.8
Earnings *(millions)*	$18.7
Electric sales *(million kWh)*:	
Retail	2,177.9
Sales for resale	898.2
Corporate earnings contribution	12.1%

Major Customers

- Electric customers:

Residential	96,058
Commercial	17,673
Industrial and other	2,148

Competition

- Other electric utilities, including rural electric cooperatives


MT
ND
SD
WY

○ Electric distribution area
● Electric generating stations



Natural Gas Distribution

Montana-Dakota Utilities Co. and Great Plains Natural Gas Co. distribute natural gas and provide related value-added products and services in the northern Great Plains.

2001 Key Statistics

Revenues *(millions)*	$255.4
Earnings *(millions)*	$.7
Natural gas volumes *(MMdk)*:	
Sales	36.5
Transportation	14.3
Corporate earnings contribution	.4%

Major Customers

- Natural gas customers:

Residential	208,809
Commercial	27,091
Industrial and other	114

Competition

- Other energy providers, including propane and fuel oil dealers, electric utilities and rural electric cooperatives


MT
ND
MN
SD
WY

○ Natural gas distribution



Utility Services

Utility Services, Inc. is a diversified infrastructure company specializing in engineering, design and build capability for electric, gas and telecommunication utility construction, as well as industrial and commercial electrical, exterior lighting and traffic signalization throughout most of the United States. The company also provides related specialty equipment manufacturing, sales and rental services.

2001 Key Statistics

Revenues *(millions)*	$364.8
Earnings *(millions)*	$12.9
Corporate earnings contribution	8.3%

Major Customers

- Electric utilities
- Natural gas utilities
- Telecommunications companies
- Municipalities
- Industrial businesses such as manufacturing plants and power stations
- Commercial businesses requiring wiring services such as hospitals, malls and museums

Competition

- Other utility services contractors such as Quanta Services, Inc.; MYR Group Inc.; Exelon Infrastructure Services, Inc.; MasTec, Inc.; Dycom Industries, Inc. and other industrial and commercial electrical contractors


WA
OR
CA
MT
ID
NV
UT
AZ
WY
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
PA
NY
WV
VA
NC
SC
FL
DE
ME
HI

○ Utility services offices
State names indicate authorized states of operation

We perform.

On September 11, 2001, I was in New York. If not for a schedule change, my colleagues and I would have been at the scene of the terrorist attacks. On hearing the horrible news, I felt helpless. Then my heart went out to the victims, their families, friends and co-workers. Being there was an experience I will never forget. Like most Americans, never have I been so proud to be a citizen of this great country.

My thoughts turned to MDU Resources and how we help keep America strong. Our businesses provide the infrastructure that keeps this country moving. We provide the roads on which we travel, the fuel for our vehicles, the electricity and gas that powers our businesses and makes our homes comfortable, as well as the lines that deliver all those forms of energy. I realized then that I wasn't helpless in the face of senseless terrorism; indeed, I am very proud that what our company produces provides the backbone of our country's economy and helps bring stability in uncertain times.



Martin A. White, Chairman of the Board
President and Chief Executive Officer

Excelling

2001 became a year that defined risk. The year started with some of the highest natural gas prices in history and closed with some of the lowest in recent years. As the year progressed, the economy began to weaken. Then September 11th further weakened the economy. Enron failed, thus harming confidence in energy companies, public accounting firms and energy trading.

All of these occurrences affected the 2001 economy and, to some degree, MDU Resources. They will also affect 2002. However, in spite of last year's challenges, I'm pleased to report another year of record earnings for MDU Resources. Earnings were $155.1 million for 2001, or $2.29 per common share, diluted compared to $110.3 million, or $1.80 per common share, diluted, for 2000. Total corporate revenues reached

increase in earnings per share



Pipeline and gathering systems experienced record throughput.

a record $2.2 billion, up 19 percent from last year. Over the past five years, MDU Resources returned a 17 percent compound annual total return to its stockholders.

In August, our Board of Directors increased the dividend by 5 percent, making it the eleventh consecutive year that the company has increased dividends. MDU Resources has an unbroken record of consecutive quarterly dividend payments dating back to 1937.

For the second consecutive year, MDU Resources was named to the Forbes magazine "Platinum List of America's 400 Best Big Companies." According to Forbes, the search for the Platinum 400 starts with a universe of over 1,000 publicly traded corporations, with at least $1 billion in annual revenues, a level which MDU Resources first reached in 1999. To make the Platinum 400, "companies were selected based on their composite scores for long- and short-term growth and return on capital, plus other performance and valuation measures," Forbes said.

In March, MDU Resources was named to the S&P MidCap 400. Our growth and financial performance were further recognized publicly in 2001 when we were listed on the Fortune 1000 list for the first time. Based on revenues, MDU Resources ranked 738 on the list.



Hard assets like our power plants help support America's electric infrastructure.

Growing

Despite a slowing economy and warmer weather than normal, we were able to increase our earnings. Each business unit contributed to our success with growth strategies that emphasize diversity and balance and through dedicated employees who constantly search for better ways to provide America's essential infrastructure services.

The biggest contributor to those record earnings was a 64 percent increase in earnings at the natural gas and oil production segment. For 2001, realized natural gas prices averaged 30 percent higher than last year, while realized oil prices averaged 7 percent higher. Combined natural gas and oil production was up 30 percent, primarily due to an aggressive drilling program in the Powder River Basin coalbeds and other operated properties in the Rocky Mountain region. During the same time, our natural gas and oil reserves went up by 7 percent. We plan to continue growing production in 2002, but will be challenged by low natural gas and oil prices.



A new cement terminal in Hawaii increased operational efficiencies.

Our pipeline and energy services segment had an outstanding year with earnings totaling $16.4 million compared to $10.5 million in 2000. A significant contribution to these results stemmed from record throughput at higher average rates on the pipeline and gathering systems. We requested regulatory approval to build a 247-mile pipeline from the Powder River Basin in Wyoming to North Dakota. The pipeline would interconnect with a number of pipelines transporting natural gas to Midwest markets.

The construction materials and mining segment performed well with total earnings of $43.2 million in 2001, or 43 percent higher than in 2000. The acquisition of Bauerly Brothers in Minnesota moved the company into a new market that is currently experiencing high growth. The completion of a new cement terminal in Hawaii increased operational efficiencies in that market. Alaska and Hawaii operations had exceptional years, and warmer weather allowed our Montana operations to work later into the season. While operations in Oregon and California were affected somewhat by the slowing economy, efficiency gains helped balance the effects of the slowdown. Our construction materials and mining operations have an aggressive best practices program, and we continue to refine these operations to increase productivity. Our aggregate reserves total more than 1 billion tons, enhancing our ability to compete in future markets.



New acquisitions with diversified expertise, such as inside hospital wiring, enhance utility services operations.

The utility services segment had another excellent year with earnings of $12.9 million, a 50 percent increase over 2000. The additions of Capital Electric and Bell Electrical in Missouri, and Oregon Electric in Portland increased the company's market share and brought new and expanded services into the utility services diverse areas of expertise. While utility line construction continues to be the cornerstone of the company, specialized contracting in the industrial and commercial electrical market, and engineering and equipment rental have spurred internal growth and stabilized the effects of some customer cutbacks in the West.

Our public utility division's electric earnings increased to $18.7 million in 2001, up 6 percent from 2000, while natural gas distribution earnings decreased $4.1 million. Weather in the fourth quarter was 22 percent warmer than last year, which made our customers happy, but negatively affected our earnings. Higher wholesale electric prices and decreased interest rates contributed to the gain at the electric segment.

Our performance was excellent for many reasons, but two stand out because they are within our control: the search for cost savings and synergies and



Production is planned to begin in the second quarter for this generating facility under construction in Brazil.

revenues increase to record $2.2 billion

the completion of several strategic acquisitions. We purchased our equipment, materials and supplies more efficiently and at lower prices. We financed our operations at lower costs. We used our equipment more effectively. We worked to maintain low average costs to produce natural gas, making our natural gas competitive going into the pipeline. We don't control the price of natural gas and oil. We do control how much it costs to produce these products, how much we pay for acquisitions, and what types of acquisitions we make. The events of 2001 caused us to focus more than ever on what we can control.

Developing

In 2002, we will expand outside of North America by pursuing electric generation opportunities in Brazil. Our first project is a 200-megawatt, natural gas-fired generating facility. We plan to begin production in the second quarter. We are also pursuing prudent investments in domestic independent power production in various locations, particularly those close to our industrial properties or natural gas lines.

In each of these new ventures, we are focusing on our expertise and niche markets, while sticking to our business fundamentals. We have kept our long-term focus on hard assets and building on the skills and talents of our employees – and we will continue to do so in the future. If we provide the best customer service, combined with low-cost, quality products, we will continue to grow our market share. Everyone at MDU Resources is committed to this because we believe our products and services are important to our nation's infrastructure. We know we can make a difference in America by doing our jobs well, which benefits our shareholders, our customers and the communities we serve.

And most importantly, we will succeed with our integrity intact. There is no replacement for a company's reputation, and MDU Resources will always operate "with integrity" – the first two words in our vision statement.

It is with a humble feeling of great pride that I lead the wonderful employees of our company to serve America and our stakeholders.

Martin A. White

Martin A. White
Chairman of the Board, President and Chief Executive Officer
February 18, 2002





They are inventors, innovators and users of geoscientific technologies that extract value from places others may overlook. [illegible] a geophysicist at Fidelity Exploration & Production Company's office in Denver, Colorado, is one of the energy development professionals fueling America's future with the nation's own natural gas and oil reserves.



growth in combined natural gas and oil reserves since 1997

We fuel.

Specializing

We have been extremely successful in extracting natural gas from unconventional fields. This is our specialty and what differentiates our operations from others. While we do engage in what could be called typical natural gas and oil exploration and production activities, it is not our primary operating strategy. Competition for unconventional field development is not as intense as in other more conventional areas, which translates to lower costs for more reserves. Additionally, our unique experience in exploiting unconventional properties helps us see value where others may not. This plan fits the corporate risk profile much better because, over time, the economic performance of these properties has proven to be very good. Incorporating an active hedging program also helps to mitigate the risks typically associated with volatile energy price swings.



Domestic natural gas and oil supplies ensure freedom's foundation. From the Rocky Mountains to the Gulf of Mexico, we produce energy that keeps America moving.

Developing

By employing the latest in geoscientific techniques, our team of development experts is able to capture value from unconventional sources, such as natural gas embedded in coal seams as well as from tight sands formations and chalk reservoirs. Natural gas from the coal seams in the Powder River Basin of Wyoming and Montana have been estimated to hold more than 35 trillion cubic feet of natural gas. With significant leases in these reserve-rich areas, development of this resource should bring substantial supplies of domestic energy to America.

Natural gas from embedded coal seams greatly increases production capabilities.

Expertise developed in natural gas and oil production from unconventional fields.

Gulf of Mexico and other southern United States interests expand company's production.

Exploration and development success opened new markets.

Natural gas and oil fields acquired to supply energy to power plants.

More than 600 new wells drilled in 2001

Expanding

Fidelity Exploration & Production Company is a major player in the Rocky Mountain natural gas and oil industry with 429 Bcfe in natural gas and oil reserves. This reflects a 56 percent growth in combined natural gas and oil reserves since 1997.

In 2001, we drilled more than 600 new wells in the coalbed fields and in other operated fields in Montana and Colorado, maintaining our position as one of the most aggressive drilling companies in the country. We plan to continue our growth in natural gas and oil production in 2002.



Coalbed natural gas, a relative newcomer to the Rocky Mountain energy scene, is an abundant new source of energy. With significant lease positions, we bring this energy to America.



We build.

Our construction materials and mining company is expected to continue its growth by increasing its market share and creating synergies while providing America with superior products and services to construct its buildings and transportation systems. [illegible] is a paving crew supervisor at Bauerly Brothers in Minnesota. Knife River Corporation employees help build America's foundation.

growth in revenues since 1997

Constructing

The construction materials and mining industry builds America's infrastructure. It's an industry that's fundamental to the functioning of all other economic drivers in the United States. Despite a slowing U.S. economy in 2001, our construction materials and mining business had a record-setting year. Aggregate sales volumes were 51 percent higher, asphalt sales volumes were 88 percent higher and ready-mixed concrete sales volumes were 50 percent higher than in 2000. Revenues increased 28 percent over 2000's results. Spending on U.S. public works projects remains strong, and our construction materials and mining company has positioned itself to be the supplier of choice in its markets.

Increasing

Our construction materials and mining business has acquired more than 1 billion tons of aggregate reserves in strategic locations to meet market demand well into the future. It looks forward to continuing to increase its market share in the regions it serves by providing superior products and customer service. The company made a significant move into the Minnesota market during 2001 and continues to explore opportunities to enhance its existing markets while broadening its geographic position. It also has made investments in new facilities that are expected to increase earnings, such as a state-of-the-art cement terminal in Hawaii, aggregate and asphalt plants in California and a ready-mixed concrete plant in Minnesota. The company's size has allowed it to attain synergies through consolidation and centralization in areas such as capital financing, cash management,


MVI 3101

Ready-mixed concrete supplied by Knife River Corporation companies help build America's infrastructure. From highways to runways, we keep America moving.

More than 1 billion tons of aggregate reserves



Our construction materials and mining company has more than 1 billion tons of permitted aggregate reserves to supply America's needs far into the future for such things as rock, concrete and asphalt.

risk management and other administrative services, and purchasing power through national accounts. It continues to seek new ways to create cost-saving synergies throughout its operations.

Supporting

In addition to increasing its market share in traditional operations, the construction materials operations have added value by enhancing related services. Beyond aggregate, asphalt and ready-mixed concrete products and services, the company has operations in concrete accessories sales, pre-cast concrete structures, rock and landscaping products and more. Diversity in the company's operations and market locations provides greater earnings potential and stability in times of economic volatility.



Cement, a necessary component of ready-mixed concrete, was added to product line.
Site development grew from reclaiming mined lands.
Block products expertise led to decorative stone cutting.
Concrete block products, precast materials for buildings and bridges and specialized concrete were a result of expertise in aggregate and cement.
Ready-mixed concrete and asphalt companies enhanced aggregate sales.
Aggregate mining and sales became part of business with acquisition of aggregate reserves.
Coal mining expertise provided foundation for entering aggregate mining business.


WILLISTON BASIN

It takes experience and expertise and the strength of powerful equipment to deliver natural gas energy to businesses and homes in the northern United States. [illegible] a staff engineer in our safety and environmental affairs department in Glendive, Montana, helps to ensure the safe operation of the systems that provide this life-critical service.

12%
more natural gas
delivered in 2001

We deliver.



An underground grid of natural gas pipelines provides delivery of this valuable fuel throughout our great country. A portion of the pipeline in North Dakota was rebuilt in 2001 to increase capacity.

Planning

Being at the right place, at the right time, is key to growth for our pipeline and energy services segment. Focused market analysis combined with top-notch customer service provides value that translates to client loyalty. Acquiring successful companies and facilities related to our pipeline and energy services businesses along with enhancements and expansion of existing resources vividly demonstrates our business plan. Building and enhancing the synergies between our related operations is the final element that ties us together.

Positioning

Our pipeline operations continue to expand delivery volumes by seeking new sources of natural gas supply. Along with its route through conventional producing fields in North Dakota, Montana, Colorado and Wyoming, our pipeline runs through the heart of the newly developing coalbed natural gas production area of the Powder River Basin in Wyoming. As a result, our pipeline systems are strategically positioned to be a significant transporter of this energy to markets throughout the United States. In late 2001, the company filed an application with the FERC to build a 247-mile natural gas pipeline from the Powder River

Pipeline expanded to provide natural gas to customers in nearby communities.

Natural gas storage services in depleted gas fields provided to other regional and national customers.

Underground and underwater pipeline, fiber optic and cable location and tracking added to portfolio of services.

Gathering and transporting natural gas from wells to fuel power plants began in the late 1920s.

Pipeline expansion continued to bring natural gas to customers in four northern Great Plains states.

Standby fuel systems were a logical extension of energy services to industrial and large commercial customers.

Basin potentially providing another delivery avenue for this valuable energy. Currently, pipeline capacity in the coalbed production area is scarce while production climbs. Completion of this pipeline will ensure ongoing delivery of this abundant domestic resource. Pipeline construction awaits FERC approval.



Location and tracking of underground – and underwater – pipelines, fiber optics and cable helps keep information and energy flowing. We magnetize cable and pipeline for customers around the world.

Growing

Research and development services related to the pipeline industry are a key growth area for our energy services group. Illustrated by our work in pipeline, cable and fiber optic tracking and location services both on land and in the sea, we have worked for customers all over the world. We feel that tremendous opportunity exists for both our established services as well as new products and services under development. Energy marketing services combined with ongoing development of propane standby systems provide additional support for our country's energy infrastructure.

We energize.



Full-service companies, Montana-Dakota Utilities and Great Plains Natural Gas, offer approximately 290,000 utility customers a complete line of appliance sales and repair services. Skilled technicians such as Casey Glaser of Bismarck, North Dakota, provide customers with professional services from companies they trust.

Constructing facilities to deliver natural gas to new subdivisions is essential to helping the company grow. Jay Big Crow is part of the utility team that helps meet the demand for this service.



Supplying

2001 marked our 77th year of doing what we do best – supplying our customers with the energy and related services they need to keep our regional economy strong and vibrant. Across our five-state service area, our electric and natural gas assets fuel and electrify agricultural and manufacturing facilities, as well as homes; businesses; federal, state and local government; and educational institutions.

We energize plants that refine fuels, manufacture various products and components and process food and fiber – sugar beets from Montana and Wyoming, forest products from South Dakota's Black Hills, and construction equipment from North Dakota, to name a few. Goods made with our energy are marketed across the country and around the world. Our never-ending attention to cost control enables us to be a low-cost provider helping ensure the competitiveness of each customer we serve.

Revenues from nonutility services have increased 85% since 1997

Serving

Our assets are as hard as the ground in which they are anchored – power plants and substations, compressors, gas regulators, mains and meters. Seasoned, dedicated managers and skilled employees run our facilities with a work ethic that is the envy of the nation.

We tackle the challenges of each new workday with the same zeal as the thousands of employees who came before us, continually focusing our attention on top-notch customer service.


Power plants and electric distribution were basis of 1924 company founding.
Natural gas business initiated to provide power plant fuel.
Additional power plants built to meet growing customer demand.
Natural gas transmission and distribution services added.
Home appliance capabilities expanded to provide service contracts (Preferred Service).
Appliance sales, parts and services added as customer convenience.
Natural gas business expanded to additional communities via extensions and acquisitions.
Home and small business security system sales, installation, service and monitoring business become part of menu of services.



Technology installed in service vehicles allows service technicians such as Glenn Hyde to use his vehicle as his office. The technology not only makes employees more productive, but also allows them to be dispatched on short notice to where the customer needs them.

Projecting

We are studying the feasibility of a new 500-megawatt, lignite-fueled power plant in southwestern North Dakota. This project, along with our continuing commitment to purchasing low-cost natural gas supplies, demonstrates our resolve to provide our customers with reliable, low-cost energy to fuel the growth of this region for years to come.

We continue to add to our menu of utility-related services. These services such as Preferred Service, security system sales and monitoring and appliances sales increase our profitability and provide additional services to our customers.



Providing innovative, top-notch customer service on projects like this "Smart Highway" is the hallmark of Utility Services companies. This $25 million, four-year project is visited by [illegible] EEO officer with Kansas City-based Capital Electric. Marsha also serves as president of the National Association of Women in Construction.

Revenues grow to

$365 million
in just five years

We connect.

Providing

Utility Services, Inc. companies (USI) build the infrastructure that supports our economy and improves our daily lives. Founded in 1997, USI has grown from its roots in utility construction and, today, offers a comprehensive range of engineering, contracting services and specialized products. Operations are located in major growth areas where they provide essential infrastructure services. Services include construction and engineering of electrical, natural gas, telecommunications and transportation systems, along with manufacturing, sales and rental of related equipment. Drawing from these combined capabilities, USI manages complex projects on a turnkey basis, from concept to operation and maintenance.

Our broad customer base mirrors America's economic diversity. Each customer depends on USI for expertise in meeting its infrastructural needs.



Utility electric line construction is a service performed by many of the companies that make up the utility services business segment. Jake Stevenson and James Bechdol of Rocky Mountain Contractors are part of the team that work to upgrade the nation's electric transmission lines.

Diversifying

With operations in most of the United States, geographic diversity helps us capitalize on regional growth opportunities, while insulating us from regional economic downturns and customer budgetary cutbacks. Product and service diversity within USI companies further ensures marketplace penetration. Sharing know-how allows our companies to expand the menu of services they provide. With an average business history of 37 years, USI companies are well respected in their operating areas. Their longevity points to the high-quality services they provide and their employees' community involvement.

Utility company foundation provided the basis for engineering, designing and building electric and natural gas infrastructure.

Synergies in line construction led to fiber optic installation.

Electrical system and power plant operation provided the expertise for wiring new power plants and other industrial facilities.

Specialized tool and equipment use led to manufacturing these products.

Equipment sales and leasing were a natural outgrowth of manufacturing specialized equipment.

Industrial wiring led to commercial wiring business.

Security system and traffic signal design and maintenance are outgrowth of wiring expertise.

Focusing

Through a proven strategy of internal growth and prudent acquisitions, USI will continue to expand both its scope of products and services and its geographic coverage. We remain focused on our core business strategy and commitment to customers. We intend to capitalize on outsourcing opportunities resulting from competitive pressure, regulatory restructuring, aging infrastructure and rapidly changing technologies. While somewhat distinct in their services and customer bases, the individual USI companies share the advantage of strong, seasoned management and skilled employee teams. These qualities are the foundation of successful businesses and will guide us in the acquisition of additional construction service companies that fit USI's business strategy.



Traffic signalization is one of the services provided by Wagner-Smith. Employee Mike Steverson is part of the team that programs and maintains traffic signals in many Ohio communities.

From offices in
10 states,
USI provides services
to most of the U.S.

Terminology

Aggregates: Sand, gravel or rock used primarily for construction purposes.

Construction materials: Asphalt, cement, concrete reinforcement steel, concrete masonry block, ready-mixed concrete and aggregates.

Federal Energy Regulatory Commission (FERC): Federal agency within the Department of Energy regulating prices and conditions of service for interstate electricity and natural gas transmission and sale.

Natural gas storage: Natural gas usually is stored in a depleted oil or natural gas field. Natural gas is injected and withdrawn as needed primarily to help meet winter heating demand.

Reserves: Estimated volumes of natural gas, oil, coal or aggregates in the ground that can be economically recovered with reasonable certainty.

Throughput: Volume of natural gas moved through a pipeline to end-users.

Wholesale electric sales: Electric energy sales to customers who, in turn, resell it to their customers. Typically these sales are accomplished between electric utility companies.

Units of Measure

Bcf: billion cubic feet

Bcfe: billion cubic feet equivalent; standard conversion of barrels of oil to natural gas equivalent volume; 1 million barrels of oil equates to 6 billion cubic feet of natural gas equivalent

Btu: British thermal unit; a standard unit for measuring heat, 1 Btu represents the quantity of heat necessary to raise the temperature of 1 pound of water 1 degree Fahrenheit

dk: decatherm; measures heating value, 1 decatherm of natural gas has the energy equivalent of 1 million Btu

kW: kilowatt; a measure of electric power equal to 1,000 watts

kWh: kilowatt-hour; a measure of electricity consumption equivalent to the use of 1,000 watts of power over a period of one hour

Mcf: thousand cubic feet; a standard volume measure for natural gas

MMcf: million cubic feet

MMdk: million decatherms

MW: megawatt; a measure of electric power equal to 1 million watts

For purposes of segment financial reporting and discussion of results of operations, electric and natural gas distribution include the electric and natural gas distribution operations of Montana-Dakota Utilities Co. and the natural gas distribution operations of Great Plains Natural Gas Co. Utility services includes all the operations of Utility Services, Inc. Pipeline and energy services includes WBI Holdings, Inc.'s natural gas transportation, underground storage, gathering services, energy marketing and management services; Centennial Holdings Capital Corp., which invests in domestic growth opportunities; and MDU Resources International, Inc. which invests in international growth opportunities. Natural gas and oil production includes the natural gas and oil acquisition, exploration and production operations of WBI Holdings, while construction materials and mining includes the results of Knife River Corporation's operations.

Reference should be made to Items 1 and 2 – Business and Properties, Item 3 – Legal Proceedings in the company's 2001 Form 10-K and Notes to Consolidated Financial Statements for information pertinent to various commitments and contingencies.

Overview

The following table summarizes the contribution to consolidated earnings by each of the company's business segments.

Years ended December 31,	**2001**	2000	1999
	(Dollars in millions, where applicable)		
Electric	**$ 18.7**	$ 17.7	$16.0
Natural gas distribution	**.7**	4.8	3.2
Utility services	**12.9**	8.6	6.5
Pipeline and energy services	**16.4**	10.5	21.0
Natural gas and oil production	**63.2**	38.6	16.2
Construction materials and mining	**43.2**	30.1	20.4
Earnings on common stock	**$155.1**	$110.3	$83.3
Earnings per common share – basic	**$ 2.31**	$ 1.80	$1.53
Earnings per common share – diluted	**$ 2.29**	$ 1.80	$1.52
Return on average common equity	**15.3%**	14.3%	13.9%

2001 compared to 2000 Consolidated earnings for 2001 increased $44.8 million from the comparable period a year ago due to higher earnings from the natural gas and oil production, construction materials and mining, pipeline and energy services, utility services and electric businesses. Lower earnings at the natural gas distribution business partially offset the earnings increase.

2000 compared to 1999 Consolidated earnings for 2000 increased $27.0 million from the comparable period a year ago due to higher earnings from the natural gas and oil production, construction materials and mining, utility services, electric and natural gas distribution businesses. Lower earnings at the pipeline and energy services business partially offset the earnings increase.

Financial and Operating Data

The following tables are key financial and operating statistics for each of the company's business segments.

Electric

Years ended December 31,	2001	2000	1999
	(Dollars in millions, where applicable)		
Operating revenues:			
Retail sales	**$137.3**	$134.5	$130.9
Sales for resale and other	**31.5**	27.1	24.0
	168.8	161.6	154.9
Operating expenses:			
Fuel and purchased power	**57.4**	54.1	51.8
Operation and maintenance	**45.6**	42.5	41.6
Depreciation, depletion and amortization	**19.5**	19.1	18.4
Taxes, other than income	**7.6**	7.1	7.4
	130.1	122.8	119.2
Operating income	**$ 38.7**	$ 38.8	$ 35.7
Retail sales (million kWh)	**2,177.9**	2,161.3	2,075.5
Sales for resale (million kWh)	**898.2**	930.3	943.5
Average cost of fuel and purchased power per kWh	**$ .018**	$ .016	$ .016

2001 compared to 2000 Electric earnings increased due to higher average realized sales for resale prices, decreased interest expense due to lower average borrowings, and insurance recovery proceeds related to a 2000 outage at an electric generating station. Higher operation and maintenance expense, primarily increased payroll expense and higher subcontractor costs, and increased fuel and purchased power costs, largely higher demand charge costs related to an extended maintenance outage at an electric power supplier's generating station, partially offset the earnings increase. Also partially offsetting the earnings increase were lower sales for resale volumes, and increased depreciation, depletion and amortization expense resulting from higher property, plant and equipment balances.

2000 compared to 1999 Electric earnings increased due to higher demand-related retail sales to all major customer classes, higher average realized rates and lower employee benefit-related expenses. Increased fuel and purchased power costs, largely higher purchased power costs, increased coal costs, and higher natural gas generation-related costs, partially offset the earnings increase. Higher maintenance expense at certain of the company's electric generating stations, and increased depreciation, depletion and amortization expense, resulting from higher property, plant and equipment balances, also partially offset the earnings increase.

Natural Gas Distribution

Years ended December 31,	2001	2000	1999
	(Dollars in millions, where applicable)		
Operating revenues:			
Sales	**$251.3**	$229.2	$154.1
Transportation and other	**4.1**	3.9	3.6
	255.4	233.1	157.7
Operating expenses:			
Purchased natural gas sold	**200.7**	178.6	110.2
Operation and maintenance	**36.6**	32.0	29.2
Depreciation, depletion and amortization	**9.4**	8.4	7.4
Taxes, other than income	**5.1**	4.6	4.2
	251.8	223.6	151.0
Operating income	**$ 3.6**	$ 9.5	$ 6.7
Volumes (MMdk):			
Sales	**36.5**	36.6	30.9
Transportation	**14.3**	14.3	11.6
Total throughput	**50.8**	50.9	42.5
Degree days (% of normal)	**94.5%**	100.4%	88.8%
Average cost of natural gas, including transportation thereon, per dk	**$ 5.50**	$ 4.88	$ 3.56

2001 compared to 2000 Earnings at the natural gas distribution business decreased as a result of lower sales volumes, largely the result of weather in the fourth quarter which was 22 percent warmer than a year ago, and higher operation and maintenance expenses, primarily increased payroll costs and higher bad debt expense. Lower average realized rates, return on natural gas storage, demand and prepaid commodity balances, and decreased service and repair margins also added to the earnings decline. Slightly offsetting the decline were decreased interest expense due to lower average borrowings, and earnings from a natural gas utility business acquired in July 2000. The pass-through of higher natural gas prices resulted in the increase in sales revenue and purchased natural gas sold.

2000 compared to 1999 Earnings improved at the natural gas distribution business largely due to higher weather-related retail sales volumes resulting from weather in the fourth quarter which was 46 percent colder than the same period in 1999. Increased service and repair margins, earnings from Great Plains Natural Gas, which was acquired in July 2000, and higher transportation volumes also added to the earnings increase. Increased depreciation, depletion and amortization expense, due to higher property, plant and equipment balances, and lower average realized transportation rates, partially offset the earnings increase.

Utility Services

Years ended December 31,	2001	2000	1999
	(Dollars in millions)		
Operating revenues	**$364.8**	$169.4	$99.9
Operating expenses:			
Operation and maintenance	**321.0**	142.6	82.8
Depreciation, depletion and amortization	**8.4**	4.9	2.6
Taxes, other than income	**10.2**	5.3	3.0
	339.6	152.8	88.4
Operating income	**$ 25.2**	$ 16.6	$11.5

2001 compared to 2000 Utility services earnings increased as a result of earnings from businesses acquired since the comparable period last year, slightly higher operating margins from existing operations and decreased interest expense due to lower average interest rates. The earnings improvement was partially offset by higher selling, general and administrative costs.

2000 compared to 1999 Utility services earnings increased as a result of earnings from businesses acquired since the comparable period in 1999, higher work load in the Rocky Mountain region, primarily related to fiber optic installation projects, and increases from engineering services. This increase was somewhat offset by decreased construction activity for utilities on the West Coast, largely the result of utility merger activity and the California energy crisis.

Pipeline and Energy Services

Years ended December 31,	2001	2000	1999
	(Dollars in millions)		
Operating revenues:			
Pipeline	**$ 87.1**	$ 77.4	$ 69.6
Energy services	**444.0**	559.4	313.9
	531.1	636.8	383.5
Operating expenses:			
Purchased natural gas sold	**433.5**	548.3	301.5
Operation and maintenance	**47.1**	39.1	28.2
Depreciation, depletion and amortization	**14.3**	15.3	8.2
Taxes, other than income	**5.8**	5.3	5.0
	500.7	608.0	342.9
Operating income	**$ 30.4**	$ 28.8	$ 40.6
Transportation volumes (MMdk):			
Montana-Dakota	**34.1**	30.6	31.5
Other	**63.1**	56.2	46.6
	97.2	86.8	78.1
Gathering volumes (MMdk)	**61.1**	41.7	19.8

2001 compared to 2000 Earnings at the pipeline and energy services business increased due to higher transportation and gathering volumes at higher average rates at the pipeline. The absence in 2001 of an asset impairment recognized in 2000 in the amount of $3.9 million after-tax at one of the company's energy services companies and the net effect of the sale in 2001 of certain smaller nonstrategic properties at the pipeline also added to the earnings increase. In addition, higher natural gas sales margins at energy services added to the earnings increase. Partially offsetting the earnings increase were the absence in 2001 of a 2000 $6.7 million after-tax reserve revenue adjustment and resulting increase to income relating to certain regulatory proceedings, prior to the proceeding filed in 1999, and higher operation and maintenance expense. The write-off of an investment in a software development company of $699,000 (after-tax) and expenses incurred for corporate development costs in connection with the pursuit of electric generation opportunities in Brazil also partially offset the earnings increase. The higher operation and maintenance expense was due primarily to increased compressor-related expenses in connection with the expansion of the gathering systems. The decrease in energy services revenue and the related decrease in purchased natural gas sold resulted from decreased energy marketing sales volumes at certain energy services operations that were sold in 2001.

2000 compared to 1999 Pipeline and energy services earnings decreased primarily due to the absence in 2000 of a 1999 $4.4 million after-tax reserve revenue adjustment and resulting increase to income associated with FERC orders received in the 1992 and 1995 general rate proceedings, the recognition in 1999 of a $3.9 million after-tax reserve adjustment and resulting increase to income relating to the resolution of certain production tax and other state tax matters, and the recognition in income in 1999 of $1.7 million after-tax resulting from a favorable order received from the United States Court of Appeals for the D.C. Circuit Court relating to the 1992 general rate proceeding. An asset impairment charge of $3.9 million after-tax in 2000 at one of the company's energy services companies also lowered earnings. In addition, higher bad debt expense and lower natural gas margins from energy services, and higher operation and maintenance expenses at the pipeline, largely higher compressor-related expenses and payroll costs, contributed to the decline in earnings. Partially offsetting the decline in earnings was the recognition in 2000 of a $6.7 million after-tax reserve revenue adjustment and resulting increase to income relating to certain regulatory proceedings, as previously discussed. Higher natural gas transportation volumes combined with higher average transportation rates and increased gathering volumes at the pipeline also partially offset the earnings decline. The increase in energy services revenue and the related increase in purchased natural gas sold resulted from significantly higher natural gas prices and increased volumes.

Natural Gas and Oil Production

Years ended December 31,	**2001**	2000	1999
	(Dollars in millions, where applicable)		
Operating revenues:			
Natural gas	**$153.3**	$ 84.7	$ 47.9
Oil	**50.2**	43.4	26.9
Other	**6.3**	10.2	3.6
	209.8	138.3	78.4
Operating expenses:			
Purchased natural gas sold	**2.8**	3.4	1.5
Operation and maintenance	**50.4**	31.3	24.8
Depreciation, depletion and amortization	**41.7**	27.0	19.2
Taxes, other than income	**11.0**	10.1	6.0
	105.9	71.8	51.5
Operating income	**$103.9**	$ 66.5	$ 26.9
Production:			
Natural gas (MMcf)	**40,591**	29,222	24,652
Oil (000's of barrels)	**2,042**	1,882	1,758
Average realized prices:			
Natural gas (per Mcf)	**$ 3.78**	$ 2.90	$ 1.94
Oil (per barrel)	**$24.59**	$23.06	$15.34

2001 compared to 2000 Natural gas and oil production earnings increased largely due to higher natural gas and oil production of 39 percent and 9 percent since last year, respectively, combined with increased realized natural gas and oil prices which were 30 percent and 7 percent higher than last year, respectively. The higher production was largely the result of a natural gas property acquisition in April 2000 and the ongoing development of that property as well as existing properties. Also adding to the earnings increase was lower interest expense, a result of lower debt balances combined with lower average rates. Partially offsetting the earnings improvement were increased operation and maintenance expense, mainly higher lease operating expenses and higher general and administrative costs. Increased depreciation, depletion and amortization expense due to higher production volumes and higher rates, and lower sales volumes of inventoried natural gas also partially offset the earnings increase. Hedging activities for natural gas and oil production for 2001 resulted in realized prices that were 101 percent and 104 percent, respectively, of what otherwise would have been received.

2000 compared to 1999 Natural gas and oil production earnings increased primarily due to significantly higher realized natural gas and oil prices. Higher natural gas and oil production due to acquisitions since the comparable period in 1999 and ongoing development of existing properties, along with increased other revenue due to higher sales of inventoried natural gas, added to the earnings increase. Partially offsetting the earnings improvement were increased depreciation, depletion and amortization expense, due to higher production volumes and higher rates, and increased operation and maintenance expense, mainly from higher lease operating expenses and higher general and administrative costs due primarily to acquisitions, and increased maintenance on existing properties. Increased interest expense due to higher average borrowings and interest rates also partially offset the earnings increase. Hedging activities for natural gas and oil production for 2000 resulted in realized prices that were 87 percent and 82 percent, respectively, of what otherwise would have been received.

Construction Materials and Mining

Years ended December 31,	**2001**	2000	1999
	(Dollars in millions)		
Operating revenues:			
Construction materials	**$794.6**	$597.7	$435.1
Coal	**12.3***	33.7	34.8
	806.9	631.4	469.9
Operating expenses:			
Operation and maintenance	**673.1**	526.0	397.9
Depreciation, depletion and amortization	**46.6**	36.2	26.0
Taxes, other than income	**15.7**	12.4	7.6
	735.4	574.6	431.5
Operating income	**$ 71.5**	$ 56.8	$ 38.4
Sales (000's):			
Aggregates (tons)	**27,565**	18,315	13,981
Asphalt (tons)	**6,228**	3,310	2,993
Ready-mixed concrete (cubic yards)	**2,542**	1,696	1,186
Coal (tons)	**1,171***	3,111	3,236

** Coal operations were sold effective April 30, 2001.*

2001 compared to 2000 Earnings for the construction materials and mining business increased largely due to earnings from businesses acquired since the comparable period last year and increases at existing asphalt, aggregate, cement and ready-mixed concrete construction materials operations. Also adding to the earnings increase was a one-time gain from the sale of the coal operations of $10.3 million ($6.2 million after-tax, including final settlement cost adjustments), included in other income – net, as discussed in Note 10 of Notes to Consolidated Financial Statements, partially offset by lower coal sales volumes due primarily to four months of operations in 2001 compared to 12 months in 2000. Also partially offsetting the earnings increase were lower construction margins, largely resulting from increased competition and less available work, and the absence in 2001 of a 2000 gain of $1.2 million after-tax on the sale of a nonstrategic property. Increased interest expense due to higher acquisition-related borrowings, higher depreciation, depletion and amortization expense due to increased plant balances, and higher selling, general and administrative costs also partially offset the earnings improvement.

2000 compared to 1999 Construction materials and mining earnings increased largely due to the absence in 2000 of $5.6 million in after-tax charges to earnings in 1999, the result of the resolution of the coal arbitration proceeding. Higher earnings at the construction materials operations as a result of earnings from businesses acquired since the comparable period in 1999, higher aggregate, ready-mixed concrete and cement volumes at existing operations and a gain of $1.2 million after-tax on the sale of a nonstrategic property also added to the earnings improvement. Increased interest expense resulting from higher acquisition-related borrowings, higher selling, general and administrative costs, higher energy costs and increased depreciation, depletion and amortization expense due to increased aggregate volumes and increased plant balances, partially offset the earnings improvement at the construction materials operations.

Amounts presented in the preceding tables for operating revenues, purchased natural gas sold and operation and maintenance expense will not agree with the Consolidated Statements of Income due to the elimination of intercompany transactions between the pipeline and energy services segment and the natural gas distribution and natural gas and oil production segments. The amounts relating to the elimination of intercompany transactions for operating revenues, purchased natural gas sold and operation and maintenance expense are as follows: $113.2 million, $107.7 million and $5.5 million for 2001; $96.9 million, $96.0 million and $.9 million for 2000; and $64.5 million, $64.0 million and $.5 million for 1999, respectively.

Safe Harbor for Forward-looking Statements

The company is including the following cautionary statement in this Annual Report to make applicable and to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, the company. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements which are other than statements of historical facts. From time to time, the company may publish or otherwise make available forward-looking statements of this nature, including statements contained within Prospective Information. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of the company, are also expressly qualified by these cautionary statements.

Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. The company's expectations, beliefs and projections are expressed in good faith and are believed by the company to have a reasonable basis, including without limitation management's examination of historical operating trends, data contained in the company's records and other data available from third parties, but there can be no assurance that the company's expectations, beliefs or projections will be achieved or accomplished. Furthermore, any forward-looking statement speaks only as of the date on which such statement is made, and the company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances that occur after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors, nor can it assess the effect of each such factor on the company's business or the extent to which any such factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

In addition to other factors and matters discussed elsewhere herein, some important factors that could cause actual results or outcomes for the company to differ materially from those discussed in forward-looking statements include prevailing governmental policies and regulatory actions with respect to allowed rates of return, financings, or industry and rate structures, acquisition and disposal of assets or facilities, operation and construction of plant facilities, recovery of purchased power and purchased gas costs, present or prospective generation and availability of economic supplies of natural gas. Other important factors include the level of governmental expenditures on public projects and the timing of such projects, changes in anticipated tourism levels, the effects of competition (including but not limited to electric retail wheeling and transmission costs and prices of alternate fuels and system deliverability costs), natural gas and oil commodity prices, drilling successes in natural gas and oil operations, the ability to contract for or to secure necessary drilling rig contracts and to retain employees to drill for and develop reserves, ability to acquire natural gas and oil properties, the availability of economic expansion or development opportunities, and political, regulatory and economic conditions and changes in currency rates in foreign countries where the company does business.

The business and profitability of the company are also influenced by economic and geographic factors, including political and economic risks, economic disruptions caused by terrorist activities, changes in and compliance with environmental and safety laws and policies, weather conditions, population growth rates and demographic patterns, market demand for energy from plants or facilities, changes in tax rates or policies, unanticipated project delays or changes in project costs, unanticipated changes in operating expenses or capital expenditures, labor negotiations or disputes, changes in credit ratings or capital market conditions, inflation rates, inability of the various counterparties to meet their contractual obligations, changes in accounting principles and/or the application of such principles to the company, changes in technology and legal proceedings, and the ability to effectively integrate the operations of acquired companies.

Prospective Information

The following information includes highlights of the key growth strategies, projections and certain assumptions for the company over the next few years and other matters for the company for each of its six business segments. Many of these highlighted points are forward-looking statements. There is no assurance that the company's projections, including estimates for growth and increases in revenues and earnings, will in fact be achieved. Reference should be made to assumptions contained in this section as well as the various important factors listed under the heading Safe Harbor for Forward-looking Statements. Changes in such assumptions and factors could cause actual future results to differ materially from the company's targeted growth, revenue and earnings projections.

- Earnings per share, diluted, for 2002 are projected in the $2.05 to $2.30 range. Excluding the benefit of the compromise agreement discussed in Note 18 of Notes to Consolidated Financial Statements, earnings per share from operations are projected to be in the approximate range of $1.85 to $2.10.

- The company expects the percentage of 2002 earnings per share from operations, excluding the benefit of the compromise agreement, by quarter to be in the following approximate ranges:

  - First Quarter: 10 to 15 percent
  - Second Quarter: 20 to 25 percent
  - Third Quarter: 35 to 40 percent
  - Fourth Quarter: 25 to 30 percent

- The company's long-term growth goals on compound annual earnings per share from operations are in the range of 10 percent to 12 percent. However, the general weakening of the economy has added uncertainty in the ability of the company to achieve this goal particularly in the early years of the planning cycle.

- The company expects to issue and sell equity from time to time to keep its debt at the nonregulated businesses at no more than 40 percent of total capitalization.

- The company estimates that the benefit resulting solely from the discontinuance of goodwill amortization would be 5 to 6 cents per common share in 2002.

Electric

- Montana-Dakota has obtained and holds valid and existing franchises authorizing it to conduct its electric and natural gas operations in all of the municipalities it serves where such franchises are required. As franchises expire, Montana-Dakota may face increasing competition in its service areas, particularly its service to smaller towns, from rural electric cooperatives. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises and will continue to take steps to effectively operate in an increasingly competitive environment.

- The North Dakota Public Service Commission (NDPSC) has authorized its Staff to initiate an investigation into the earnings levels of Montana-Dakota's North Dakota electric operations based on Montana-Dakota's 2000 Annual Report to the NDPSC. The investigation is based on a complaint filed with the NDPSC on September 7, 2001, by the Staff. The complaint alleges that Montana-Dakota's annual revenues should be reduced by $9.2 million, or approximately 11 percent, due to the company earning above its authorized rate of return. The company is unable to predict the outcome of the investigation at this time, but does not expect the final resolution to be material to its results of operations.

- Due to growing electric demand, a 40-megawatt gas turbine power plant may be added in the three to five year planning horizon.

- Currently, the company is working with the state of North Dakota to determine the feasibility of constructing a 500-megawatt lignite-fired power plant in western North Dakota. The first preliminary decision is expected in December 2002.

Natural gas distribution

- Annual natural gas throughput for 2002 is expected to be approximately 58 million decatherms, with about 40 million decatherms from sales and 18 million decatherms from transportation.

Utility services

- Revenues for this segment are expected to exceed $500 million in 2002.

- This segment's goal is to achieve compound annual revenue and earnings growth rates of approximately 20 percent to 25 percent over the next five years. However, the general weakening of the economy has added uncertainty in the ability of the company to achieve this goal particularly in the early years of the planning cycle.

Pipeline and energy services

- In 2002, natural gas throughput from this segment, including both transportation and gathering, is expected to increase by approximately 10 percent.

- A 247-mile pipeline to transport additional gas to market and enhance the use of the company's storage facilities is currently under regulatory review. Depending upon the timing of the receipt of the necessary regulatory approval, construction completion could occur as early as late 2002 to mid-2003.

- The company continues to pursue electric generation opportunities in Brazil. These projects are targeted toward a niche market where the company expects to provide energy on a contract basis in order to reduce risk. The first project, a 200-megawatt natural gas-fired generating facility, is planned to begin production during the second quarter of 2002.

- On February 5, 2002, Centennial Power, Inc., an indirect wholly owned subsidiary of the company, announced the acquisition of Rocky Mountain Power, Inc. The acquisition enables the company to construct a 113-megawatt, coal-fired electric generation facility (Plant) near Hardin, Montana. The Plant is expected to enter commercial operation in 2003.

Natural gas and oil production

- Combined natural gas and oil production at this segment is expected to be approximately 30 percent higher in 2002 than in 2001.

- Natural gas prices in the Rocky Mountain region for February through December 2002, reflected in the company's 2002 earnings estimates, are in the range of $2.25 to $2.75 per Mcf. The company's estimates for natural gas prices on the NYMEX for February through December 2002, reflected in the company's 2002 earnings estimates, are in the range of $2.75 to $3.25 per Mcf. During 2001, more than half of this segment's natural gas production was priced using Rocky Mountain prices.

- NYMEX crude oil prices, reflected in the company's 2002 earnings estimates, are in the range of $20 to $24 per barrel for 2002.

- This segment has hedged a portion of its 2002 production. The company has entered into a swap agreement and fixed price forward sales representing approximately 10 percent to 15 percent of 2002 estimated annual natural gas production. The natural gas swap is at an average NYMEX price of $4.34 per Mcf. The company has also entered into oil swap agreements at average NYMEX prices in the range of $24.80 to $25.25 per barrel, representing approximately 20 percent to 25 percent of the company's 2002 estimated annual oil production.

Construction materials and mining

- Excluding the effects of potential future acquisitions, aggregate volumes are expected to increase by approximately 5 percent to 10 percent in 2002 and asphalt and ready-mixed concrete volumes are expected to remain high at levels comparable to 2001.

- This segment's goal is to achieve compound annual revenue and earnings growth rates of approximately 10 percent to 20 percent over the next five years. However, the general weakening of the economy has added uncertainty in the ability of the company to achieve this goal particularly in the early years of the planning cycle.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), and Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). In August 2001, the FASB approved Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). For further information on SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144, see Note 1 of Notes to Consolidated Financial Statements.

Critical Accounting Policies

The company has prepared its financial statements in conformity with accounting principles generally accepted in the United States, and these statements necessarily include some amounts that are based on informed judgments and estimates of management. The company's significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements. The company's critical accounting policies are subject to judgments and uncertainties which affect the application of such policies. As discussed below the company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information.

The company's critical accounting policies include:

Impairment of long-lived assets and intangibles

The company reviews the carrying values of its long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by SFAS No. 142. Unforeseen events and changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of the company's assets and result in an impairment charge. Fair value is the amount at which the asset could be bought or sold in a current transaction between willing parties and may be estimated using a number of techniques, including quoted market prices or valuations by third parties, present value techniques based on estimates of cash flows, or multiples of earnings or revenues performance measures. The fair value of the asset could be different using different estimates and assumptions in these valuation techniques.

Impairment testing of natural gas and oil properties

The company uses the full-cost method of accounting for its natural gas and oil production activities as discussed in Note 1 of Notes to Consolidated Financial Statements. The full-cost method of accounting requires judgments and uncertainties including specific point in time natural gas and oil prices used for valuing reserves and estimates of reserves. Sustained downward movements in natural gas and oil prices and changes in estimates of reserve quantities could result in a future write-down of the company's natural gas and oil properties.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The company's revenue recognition policy is discussed in Note 1 of Notes to Consolidated Financial Statements. The recognition of revenue in conformity with accounting principles generally accepted in the United States requires the company to make estimates and assumptions that affect the reported amounts of revenue. Estimates related to the recognition of revenue include the accumulated provision for revenues subject to refund, natural gas and oil revenues and costs on construction contracts under the percentage-of-completion method. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Derivatives

The company has cash flow hedging instruments comprised of natural gas and oil price swap agreements. The company accounts for its cash flow hedges in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (all such statements hereinafter referred to as SFAS No. 133) and records the fair value of the instruments on the balance sheet. The objective for holding the natural gas and oil price swap agreements is to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil on the company's forecasted sale of natural gas and oil production. For more information on the company's derivative instruments see Note 3 of Notes to Consolidated Financial Statements. Material changes to the company's results of operations could occur if the hedging instrument is not highly effective in achieving offsetting cash flows attributable to the hedged risk. The fair value of the derivative instruments is based on valuations determined by the counterparties. Changes in counterparty valuation assumptions and estimates could cause a material effect on the company's financial position or results of operations.

Purchase accounting

The company accounts for its acquisitions under the purchase method of accounting and accordingly, the acquired assets and liabilities assumed are recorded at their respective fair values. The recorded values of assets and liabilities are based on third-party estimates and valuations when available. The remaining values are based on management's judgments and estimates, and accordingly, the company's financial position or results of operations may be affected by changes in estimates and judgments.

Accounting for the effects of regulation

Substantially all of the company's regulatory assets, other than certain deferred income taxes, are being reflected in rates charged to customers in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Regulation" (SFAS No. 71). If, for any reason, the company's regulated businesses cease to meet the criteria for application of SFAS No. 71 for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be removed from the balance sheet and included in the statement of income as an extraordinary item in the period in which the discontinuance of SFAS No. 71 occurs. Consequently, the discontinuance of SFAS No. 71 could have a material effect on the company's results of operations.

Liquidity and Capital Commitments

Cash flows

Operating activities Cash flows from operating activities in 2001 increased $141.6 million compared to 2000, primarily due to an increase in net income of $44.8 million, and higher depreciation, depletion and amortization expense of $29.0 million, largely the result of increased acquisition-related property, plant and equipment balances. Also adding to the increase in operating cash flows was the increase in cash from changes in working capital items of $95.9 million. This increase was primarily due to the sale of certain energy services operations and lower natural gas prices.

In 2000, cash flows from operating activities increased $52.1 million compared to 1999, primarily due to an increase in net income of $26.9 million, and higher depreciation, depletion and amortization expense of $29.1 million, largely the result of increased acquisition-related property, plant and equipment balances. Also adding to the increase in operating cash flows was an increase in deferred income taxes of $20.8 million. Offsetting these increases in cash flows was an increase in the cash used in working capital items of $27.7 million, which was primarily caused by increased natural gas prices and higher natural gas marketing sales.

Investing activities Cash flows used in investing activities in 2001 decreased $49.0 million compared to 2000, primarily the result of a decrease in net capital expenditures of $67.2 million, partially offset by an increase in notes receivables of $18.8 million. Net capital expenditures exclude the following noncash transactions related to acquisitions: issuance of the company's equity securities in 2001 and 2000 and the conversion of a note receivable to purchase consideration in 2000.

The cash flows used in investing activities in 2000 increased $208.2 million compared to 1999, largely the result of an increase of $244.0 million in net capital expenditures, slightly offset by a decrease in notes receivables of $30.9 million. Net capital expenditures exclude the following noncash transactions related to acquisitions: issuance of the company's equity securities in 2000 and 1999 and the conversion of a note receivable to purchase consideration in 2000.

Financing activities Financing activities resulted in a decrease in cash flows for 2001 of $144.3 million compared to 2000. This decrease was largely due to the increase of the repayment of long-term debt of $85.7 million, and the decrease of the issuance of long-term debt of $69.9 million. Partially offsetting the decrease was an increase in proceeds from issuance of common stock of $19.9 million.

Financing activities resulted in an increase in cash flows for 2000 of $76.8 million compared to 1999. This increase resulted primarily from an increase in proceeds from issuance of common stock of $44.1 million and an increase in the issuance of long-term debt of $37.6 million. This increase was partially offset by an increase in the repayment of long-term debt of $10.6 million.

Capital expenditures

The company's capital expenditures for 1999 through 2001 and as anticipated for 2002 through 2004 are summarized in the following table, which also includes the company's capital needs for the retirement of maturing long-term debt and preferred stock.

	Actual			Estimated*		
	1999	2000	2001	2002	2003	2004
			(In millions)			
Capital expenditures:						
Electric	$ 18.2	$ 15.8	$ 14.4	$ 19.8	$ 21.7	$ 34.2
Natural gas distribution	9.2	21.3	14.7	10.0	14.2	10.4
Utility services	16.1	42.6	70.2	68.6	68.2	70.7
Pipeline and energy services	35.1	69.0	51.0	169.9	125.1	102.5
Natural gas and oil production	64.3	173.5	118.7	122.3	122.6	129.2
Construction materials and mining	105.1	218.7	170.6	154.1	90.8	132.0
	248.0	540.9	439.6	544.7	442.6	479.0
Net proceeds from sale or disposition of property	(16.6)	(11.0)	(51.6)	(2.7)	(2.2)	(1.1)
Net capital expenditures	231.4	529.9	388.0	542.0	440.4	477.9
Retirement of long-term debt and preferred stock	18.8	29.4	115.2	11.2	266.9	22.0
	$250.2	$559.3	$503.2	$553.2	$707.3	$499.9

** The estimated 2002 through 2004 capital expenditures reflected in the above table include potential future acquisitions. The company continues to evaluate potential future acquisitions; however, these acquisitions are dependent upon the availability of economic opportunities and, as a result, actual acquisitions and capital expenditures may vary significantly from the above estimates.*

Capital expenditures for 2001, 2000 and 1999, related to acquisitions, in the preceding table include the following noncash transactions: issuance of the company's equity securities of $57.4 million in 2001; issuance of the company's equity securities and the conversion of a note receivable to purchase consideration of $132.1 million in 2000; and issuance of the company's equity securities of $77.5 million in 1999.

In 2001, the company acquired a number of businesses, none of which was individually material, including construction materials and mining businesses in Hawaii, Minnesota and Oregon; utility services businesses in Missouri and Oregon; and an energy services company specializing in cable and pipeline locating and tracking systems. The total purchase consideration for these businesses, consisting of the company's common stock and cash, was $170.1 million.

The 2001 capital expenditures, including those for the previously mentioned acquisitions, and retirements of long-term debt and preferred stock, were met from internal sources, the issuance of long-term debt and the company's equity securities. Capital expenditures for the years 2002 through 2004 include those for system upgrades, routine replacements, service extensions, routine equipment maintenance and replacements, land and building improvements, pipeline and gathering expansion projects, the further enhancement of natural gas and oil production and reserve growth, power generation opportunities and for potential future acquisitions and other growth opportunities. The company continues to evaluate potential future acquisitions and other growth opportunities; however, they are dependent upon the availability of economic opportunities and, as a result, actual acquisitions and capital expenditures may vary significantly from the estimates in the preceding table. It is anticipated that all of the funds required for capital expenditures and retirements of long-term debt and preferred stock for the years 2002 through 2004 will be met from various sources. These sources include internally generated funds, the company's $40 million revolving credit and term loan agreement, a commercial paper credit facility at Centennial Energy Holdings, Inc. (Centennial), a direct wholly owned subsidiary of the company, as described below, and through the issuance of long-term debt and the company's equity securities. At December 31, 2001, $25.0 million under the revolving credit and term loan agreement was outstanding.

Capital resources

Centennial has a revolving credit agreement (Centennial credit agreement) with various banks that supports Centennial's $350 million commercial paper program (Centennial commercial paper program). There were no outstanding borrowings under the Centennial credit agreement at December 31, 2001. Under the Centennial commercial paper program, $219.7 million was outstanding at December 31, 2001. The Centennial commercial paper borrowings are classified as long term as Centennial intends to refinance these borrowings on a long-term basis through continued Centennial commercial paper borrowings and as further supported by the Centennial credit agreement, which allows for subsequent borrowings up to a term of one year. Centennial intends to renew the Centennial credit agreement, which expires September 27, 2002, on an annual basis.

Centennial has an uncommitted long-term master shelf agreement that allows for borrowings of up to $300 million. Under the master shelf agreement, $210 million was outstanding at December 31, 2001.

MDU Resources International has a credit agreement, which expires on June 30, 2002, that allows for borrowings up to $50 million. There were no outstanding borrowings under this credit agreement at December 31, 2001.

The company has unsecured short-term lines of credit from a number of banks totaling $60 million that allow the company to borrow under the lines and/or provide credit support for the company's commercial paper program. There were no outstanding borrowings under the company's lines of credit or the company's commercial paper program at December 31, 2001. The company intends to renew these lines of credit on an annual basis.

On December 31, 2001, the company reported the sale of 189,689 shares of the company's common stock to Ensign Peak Advisors, Inc. (Ensign) and 379,376 shares of the company's common stock to Carlson Capital, L.P. (Carlson), pursuant to purchase agreements by and between the company and Ensign and Carlson. The company received total proceeds from these sales of $15 million. These proceeds were used for refunding outstanding debt obligations.

The company's goal is to maintain acceptable credit ratings under its credit agreements and individual bank lines of credit in order to access the capital markets through the issuance of commercial paper. If the company were to experience a minor downgrade of its credit rating, the company would not anticipate any change in its ability to access the capital markets. However, in such event, the company would expect a nominal basis point increase in overall interest rates with respect to its cost of borrowings. If the company were to experience a significant downgrade of its credit ratings, which the company does not currently anticipate, it may need to borrow under its committed bank lines.

Borrowing under its committed bank lines would be expected to increase annualized interest expense on its variable rate debt by approximately $1 million (after-tax) for the calendar year 2002 based on December 31, 2001 variable rate borrowings. Based on the company's overall interest rate exposure at December 31, 2001, this change would not have a material affect on the company's results of operations.

On an annual basis, the company negotiates the placement of the Centennial credit agreement and its individual bank lines of credit that provide credit support to access the capital markets. In the event the company were unable to successfully negotiate the bank credit facilities, or in the event the fees on such facilities became too expensive, which the company does not currently anticipate, the company would seek alternative funding. One source of alternative funding might involve the securitization of certain company assets.

In order to borrow under the company's credit facilities, the company must be in compliance with the applicable covenants and certain other conditions. The company is in compliance with these covenants and meets the required conditions at December 31, 2001. In the event the company does not comply with the applicable covenants and other conditions, the company may need to pursue alternative sources of funding as previously discussed.

The company's issuance of first mortgage debt is subject to certain restrictions imposed under the terms and conditions of its Indenture of Mortgage. Generally, those restrictions require the company to pledge $1.43 of unfunded property to the Trustee for each dollar of indebtedness incurred under the Indenture and that annual earnings (pretax and before interest charges), as defined in the Indenture, equal at least two times its annualized first mortgage bond interest costs. Under the more restrictive of the two tests, as of December 31, 2001, the company could have issued approximately $305 million of additional first mortgage bonds.

The company's coverage of fixed charges including preferred dividends was 5.3 times and 4.1 times for 2001 and 2000, respectively. Additionally, the company's first mortgage bond interest coverage was 8.5 times in 2001 compared to 8.3 times in 2000. Common stockholders' equity as a percent of total capitalization was 58 percent and 54 percent at December 31, 2001 and 2000, respectively.

Contractual obligations and commercial commitments

For more information on the company's contractual obligations on long-term debt, operating leases and purchase commitments, see Notes 6 and 15 of Notes to Consolidated Financial Statements. At December 31, 2001, the company's commitments under these obligations were as follows:

	2002	2003	2004	2005	2006	Thereafter	Total
				(In millions)			
Long-term debt	$ 11.1	$266.8	$21.9	$ 70.2	$ 85.2	$339.6	$ 794.8
Operating leases	17.4	14.3	11.0	8.3	6.3	25.1	82.4
Purchase commitments	108.8	53.1	46.9	39.2	33.2	126.5	407.7
	$137.3	$334.2	$79.8	$117.7	$124.7	$491.2	$1,284.9

The company has certain financial guarantees outstanding at December 31, 2001. These consisted largely of guarantees on obligations and loans on the natural gas-fired power plant project in the Brazilian state of Ceara. For more information on these guarantees, see Notes 10 and 15 of Notes to Consolidated Financial Statements. These guarantees as of December 31, 2001, are approximately $20.6 million for 2002.

Effects of Inflation

Inflation did not have a significant effect on the company's operations in 2001, 2000 or 1999.

Quantitative and Qualitative Disclosures About Market Risk

The company is exposed to the impact of market fluctuations associated with commodity prices and interest rates. The company has policies and procedures to assist in controlling these market risks and utilizes derivatives to manage a portion of its risk.

Commodity price risk

The company utilizes natural gas and oil price swap agreements to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil on the company's forecasted sales of natural gas and oil production.

The company's policy allows the use of derivative instruments as part of an overall energy price management program to efficiently manage and minimize commodity price risk. The company's policy prohibits the use of derivative instruments for speculating to take advantage of market trends and conditions and the company has procedures in place to monitor compliance with its policies. The company is exposed to credit-related losses in relation to hedged derivative instruments in the event of nonperformance by counterparties. The company has policies and procedures, which management believes minimize credit-risk exposure. These policies and procedures include an evaluation of potential counterparties' credit ratings, credit exposure limitations and settlement of natural gas and oil price swap agreements monthly. Accordingly, the company does not anticipate any material effect to its financial position or results of operations as a result of nonperformance by counterparties.

Upon the adoption of SFAS No. 133, the company recorded the fair market value of the natural gas and oil price swap agreements on the company's Consolidated Balance Sheets. On an ongoing basis, the company adjusts its balance sheet to reflect the current fair market value of its swap agreements. The related gains or losses on these agreements are recorded in common stockholders' equity as a component of other comprehensive income (loss). At the date the underlying transaction occurs, the amounts accumulated in other comprehensive income (loss) are reported in the Consolidated Statements of Income. To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value is recorded directly in earnings.

The following table summarizes hedge agreements entered into by certain wholly owned subsidiaries of the company, as of December 31, 2001. These agreements call for the subsidiaries to receive fixed prices and pay variable prices.

	(Notional amount and fair value in thousands)		
	Weighted Average Fixed Price (Per MMBtu)	Notional Amount (In MMBtu's)	Fair Value
Natural gas swap agreement maturing in 2002	$ 4.34	1,150	$1,878
	Weighted Average Fixed Price (Per barrel)	Notional Amount (In barrels)	Fair Value
Oil swap agreements maturing in 2002	$24.96	405	$1,789

The following table summarizes hedge agreements entered into by certain wholly owned subsidiaries of the company, as of December 31, 2000. These agreements call for the subsidiaries to receive fixed prices and pay variable prices.

	(Notional amount and fair value in thousands)		
	Weighted Average Fixed Price (Per MMBtu)	Notional Amount (In MMBtu's)	Fair Value
Natural gas swap agreements maturing in 2001	$ 4.45	5,461	$(12,311)
	Weighted Average Fixed Price (Per barrel)	Notional Amount (In barrels)	Fair Value
Oil swap agreements maturing in 2001	$28.80	593	$ 2,261

In the event a derivative instrument does not qualify for hedge accounting because it is no longer highly effective in offsetting changes in cash flows of a hedged item; or if the derivative instrument expires or is sold, terminated, or exercised; or if management determines that designation of the derivative instrument as a hedge instrument is no longer appropriate, hedge accounting will be discontinued, and the derivative instrument would continue to be carried at fair value with changes in its fair value recognized in earnings. In these circumstances, the net gain or loss at the time of discontinuance of hedge accounting would remain in other comprehensive income (loss) until the period or periods during which the hedged forecasted transaction affects earnings, at which time the net gain or loss would be reclassified into earnings. In the event a cash flow hedge is discontinued because it is unlikely that a forecasted transaction will occur, the derivative instrument would continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) would be recognized immediately in earnings. The company's policy requires approval to terminate a hedge agreement prior to its original maturity.

Interest rate risk

The company uses fixed and variable rate long-term debt to partially finance capital expenditures and mandatory debt retirements. These debt agreements expose the company to market risk related to changes in interest rates. The company manages this risk by taking advantage of market conditions when timing the placement of long-term or permanent financing. The company has also historically used interest rate swap agreements to manage a portion of the company's interest rate risk and may take advantage of such agreements in the future to minimize such risk. The company also has outstanding 14,000 shares of 5.10% Series preferred stock subject to mandatory redemption as of December 31, 2001. The company is obligated to make annual sinking fund contributions to retire the preferred stock and pay cumulative preferred dividends at a fixed rate of 5.10 percent. The table below shows the amount of debt, including current portion, and related weighted average interest rates, by expected maturity dates and the aggregate annual sinking fund amount applicable to preferred stock subject to mandatory redemption and the related dividend rate, as of December 31, 2001. Weighted average variable rates are based on forward rates as of December 31, 2001.

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
				(Dollars in millions)				
Long-term debt:								
Fixed rate	$11.1	$ 47.3	$21.9	$70.2	$85.2	$339.6	$575.3	$672.3
Weighted average interest rate	7.2%	6.0%	6.6%	8.0%	6.5%	7.5%	7.2%	–
Variable rate	–	$219.5	–	–	–	–	$219.5	$222.4
Weighted average interest rate	–	2.4%	–	–	–	–	2.4%	–
Preferred stock subject to mandatory redemption	$ .1	$ .1	$ .1	$ .1	$ .1	$ .9	$ 1.4	$ .9
Dividend rate	5.1%	5.1%	5.1%	5.1%	5.1%	5.1%	5.1%	–

For further information on derivative instruments and fair value of other financial instruments, see Notes 3 and 4 of Notes to Consolidated Financial Statements.

Foreign currency risk

The company has an investment in a Brazilian project as discussed in Note 10 of Notes to Consolidated Financial Statements. This project involves foreign currency exchange rate risk. The company intends to manage this risk through a variety of risk mitigation measures, including specific contractual provisions and currency hedging. As of December 31, 2001, the company does not believe it had a material exposure to foreign currency risk attributable to this investment.

Change in Accountants

On February 14, 2002, upon the recommendation of the Audit Committee of the Board of Directors, the Board of Directors of the company approved the dismissal of Arthur Andersen LLP (Arthur Andersen) as the company's independent auditors following the 2001 audit. The company has not selected independent auditors for the 2002 fiscal year, but is currently in the process of reviewing new auditor candidates and expects to make a selection in the near future.

In connection with the audits for the two most recent fiscal years and through February 20, 2002, there have been no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make reference thereto in its report on the financial statements of the company for such time periods. Also, during those time periods, there have been no "reportable events," as such term is used in Item 304 (a)(1)(v) of Regulation S-K.

Arthur Andersen's reports on the financial statements of the company for the last two years neither contained an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

We have provided Arthur Andersen a copy of the company's Form 8-K prior to its filing with the Securities and Exchange Commission (Commission). Arthur Andersen has provided us with a letter, addressed to the Commission, which is filed as an Exhibit to the company's Form 8-K, as filed with the Commission on February 20, 2002.

The management of MDU Resources Group, Inc. is responsible for the preparation, integrity and objectivity of the financial information contained in the consolidated financial statements and elsewhere in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States as applied to the company's regulated and nonregulated businesses and necessarily include some amounts that are based on informed judgments and estimates of management.

To meet its responsibilities with respect to financial information, management maintains and enforces a system of internal accounting controls designed to provide assurance, on a cost-effective basis, that transactions are carried out in accordance with management's authorizations and that assets are safeguarded against loss from unauthorized use or disposition. The system includes an organizational structure which provides an appropriate segregation of responsibilities, effective selection and training of personnel, written policies and procedures and periodic reviews by the Internal Auditing Department. In addition, the company has a policy which requires all employees to acknowledge their responsibility for ethical conduct. Management believes that these measures provide for a system that is effective and reasonably assures that all transactions are properly recorded for the preparation of financial statements. Management modifies and improves its system of internal accounting controls in response to changes in business conditions. The company's Internal Auditing Department is charged with the responsibility for determining compliance with company procedures.

The Board of Directors, through its audit committee which is comprised entirely of outside directors, oversees management's responsibilities for financial reporting. The audit committee meets regularly with management, the internal auditors and Arthur Andersen LLP, independent public accountants, to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. The internal auditors and Arthur Andersen LLP have full and free access to the audit committee, without management present, to discuss auditing, internal accounting control and financial reporting matters.

Arthur Andersen LLP is engaged to express an opinion on the financial statements. Their audit is conducted in accordance with auditing standards generally accepted in the United States and includes examining, on a test basis, supporting evidence, assessing the company's accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation to the extent necessary to allow them to report on the fairness, in all material respects, of the financial condition and operating results of the company.

Martin A. White
Chairman of the Board
President and
Chief Executive Officer

Warren L. Robinson
Executive Vice President
Treasurer and
Chief Financial Officer

Years ended December 31,	2001	2000	1999
	(In thousands, except per share amounts)		
Operating revenues	$2,223,632	$1,873,671	$1,279,809
Operating expenses:			
Fuel and purchased power	57,393	54,114	51,802
Purchased natural gas sold	529,356	634,277	349,215
Operation and maintenance	1,168,271	812,600	604,014
Depreciation, depletion and amortization	139,917	110,888	81,818
Taxes, other than income	55,427	44,805	33,209
	1,950,364	1,656,684	1,120,058
Operating income	273,268	216,987	159,751
Other income – net	26,821	11,724	9,645
Interest expense	45,899	48,033	36,006
Income before income taxes	254,190	180,678	133,390
Income taxes	98,341	69,650	49,310
Net income	155,849	111,028	84,080
Dividends on preferred stocks	762	766	772
Earnings on common stock	$ 155,087	$ 110,262	$ 83,308
Earnings per common share – basic	$ 2.31	$ 1.80	$ 1.53
Earnings per common share – diluted	$ 2.29	$ 1.80	$ 1.52
Dividends per common share	$ .90	$ .86	$ .82
Weighted average common shares outstanding – basic	67,272	61,090	54,615
Weighted average common shares outstanding – diluted	67,869	61,390	54,870

The accompanying notes are an integral part of these consolidated statements.

December 31,	2001	2000
	(In thousands, except shares and per share amount)	
Assets		
Current assets:		
Cash and cash equivalents	$ 41,811	$ 36,512
Receivables, net	285,081	342,354
Inventories	95,341	64,017
Deferred income taxes	18,973	8,048
Prepayments and other current assets	40,286	29,355
	481,492	480,286
Investments	38,198	41,380
Property, plant and equipment	2,756,695	2,496,123
Less accumulated depreciation, depletion and amortization	947,377	895,109
	1,809,318	1,601,014
Deferred charges and other assets	294,063	190,279
	$2,623,071	$2,312,959
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings (Note 5)	$ –	$ 8,000
Long-term debt and preferred stock due within one year	11,185	19,695
Accounts payable	110,649	171,929
Taxes payable	11,826	10,437
Dividends payable	16,108	14,423
Other accrued liabilities	95,559	59,989
	245,327	284,473
Long-term debt (Note 6)	783,709	728,166
Deferred credits and other liabilities:		
Deferred income taxes	342,412	281,000
Other liabilities	125,552	121,860
	467,964	402,860
Preferred stock subject to mandatory redemption (Note 7)	1,300	1,400
Commitments and contingencies (Notes 12, 14 and 15)		
Stockholders' equity:		
Preferred stocks (Note 7)	15,000	15,000
Common stockholders' equity:		
Common stock (Note 8)		
Authorized – 150,000,000 shares, $1.00 par value		
Issued – 70,016,851 shares in 2001 and 65,267,567 shares in 2000	70,017	65,268
Other paid-in capital	646,521	518,771
Retained earnings	394,641	300,647
Accumulated other comprehensive income	2,218	–
Treasury stock at cost - 239,521 shares	(3,626)	(3,626)
Total common stockholders' equity	1,109,771	881,060
Total stockholders' equity	1,124,771	896,060
	$2,623,071	$2,312,959

The accompanying notes are an integral part of these consolidated statements.

Years ended December 31, 2001, 2000 and 1999

	Common Stock Shares	Common Stock Amount	Other Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Total
				(In thousands, except shares)				
Balance at December 31, 1998	53,272,951	$ 177,399	$171,486	$205,583	$ –	(239,521)	$(3,626)	$ 550,842
Net income	–	–	–	84,080	–	–	–	84,080
Dividends on preferred stocks	–	–	–	(772)	–	–	–	(772)
Dividends on common stock	–	–	–	(45,322)	–	–	–	(45,322)
Reduction in par value of common stock	–	(124,126)	124,126	–	–	–	–	–
Issuance of common stock, net	4,004,964	4,005	76,700	–	–	–	–	80,705
Balance at December 31, 1999	57,277,915	57,278	372,312	243,569	–	(239,521)	(3,626)	669,533
Net income	–	–	–	111,028	–	–	–	111,028
Dividends on preferred stocks	–	–	–	(766)	–	–	–	(766)
Dividends on common stock	–	–	–	(53,184)	–	–	–	(53,184)
Issuance of common stock, net	7,989,652	7,990	146,459	–	–	–	–	154,449
Balance at December 31, 2000	65,267,567	65,268	518,771	300,647	–	(239,521)	(3,626)	881,060
Comprehensive income								
Net income	–	–	–	155,849	–	–	–	155,849
Other comprehensive income								
Net unrealized gain on derivative instruments qualifying as hedges:								
Unrealized loss on derivative instruments at January 1, 2001, due to cumulative effect of a change in accounting principle, net of tax of $3,970	–	–	–	–	(6,080)	–	–	(6,080)
Net unrealized gain on derivative instruments arising during the period, net of tax of $1,448	–	–	–	–	2,218	–	–	2,218
Reclassification adjustment for losses on derivative instruments included in net income, net of tax of $3,970	–	–	–	–	6,080	–	–	6,080
Net unrealized gain on derivative instruments qualifying as hedges	–	–	–	–	2,218	–	–	2,218
Total comprehensive income	–	–	–	–	–	–	–	158,067
Dividends on preferred stocks	–	–	–	(762)	–	–	–	(762)
Dividends on common stock	–	–	–	(61,093)	–	–	–	(61,093)
Issuance of common stock, net	4,749,284	4,749	127,750	–	–	–	–	132,499
Balance at December 31, 2001	**70,016,851**	**$ 70,017**	**$646,521**	**$394,641**	**$ 2,218**	**(239,521)**	**$(3,626)**	**$1,109,771**

The accompanying notes are an integral part of these consolidated statements.

Years ended December 31,	2001	2000	1999
		(In thousands)	
Operating activities:			
Net income	$ 155,849	$ 111,028	$ 84,080
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	139,917	110,888	81,818
Deferred income taxes and investment tax credit	21,014	36,530	15,704
Changes in current assets and liabilities, net of acquisitions:			
Receivables	127,267	(117,449)	(12,310)
Inventories	(26,540)	9,578	(13,460)
Other current assets	(2,792)	(3,514)	(4,190)
Accounts payable	(90,576)	61,021	12,492
Other current liabilities	34,331	(3,821)	(8,972)
Other noncurrent changes	(9,916)	2,701	(289)
Net cash provided by operating activities	348,554	206,962	154,873
Investing activities:			
Capital expenditures including acquisitions of businesses	(382,285)	(408,826)	(170,510)
Net proceeds from sale or disposition of property	51,641	11,000	16,660
Net capital expenditures	(330,644)	(397,826)	(153,850)
Sale of natural gas available under repurchase commitment	–	–	1,330
Investments	2,760	2,102	(99)
Additions to notes receivable	(23,813)	(5,000)	(35,907)
Proceeds from notes receivable	4,000	4,000	–
Net cash used in investing activities	(347,697)	(396,724)	(188,526)
Financing activities:			
Net change in short-term borrowings	(8,000)	(7,242)	(6,585)
Issuance of long-term debt	122,283	192,162	154,546
Repayment of long-term debt	(115,062)	(29,349)	(18,714)
Retirement of preferred stock	(100)	(100)	(100)
Proceeds from issuance of common stock, net	67,176	47,249	3,184
Retirement of natural gas repurchase commitment	–	–	(14,296)
Dividends paid	(61,855)	(53,950)	(46,094)
Net cash provided by financing activities	4,442	148,770	71,941
Increase (decrease) in cash and cash equivalents	5,299	(40,992)	38,288
Cash and cash equivalents – beginning of year	36,512	77,504	39,216
Cash and cash equivalents – end of year	$ 41,811	$ 36,512	$ 77,504

The accompanying notes are an integral part of these consolidated statements.

NOTE 1 Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements of MDU Resources Group, Inc. and its subsidiaries (company) include the accounts of the following segments: electric, natural gas distribution, utility services, pipeline and energy services, natural gas and oil production, and construction materials and mining. The electric and natural gas distribution segments and a portion of the pipeline and energy services segment are regulated. The company's nonregulated operations include the utility services, natural gas and oil production, and construction materials and mining segments, and a portion of the pipeline and energy services segment. For further descriptions of the company's business segments see Note 10. The statements also include the ownership interests in the assets, liabilities and expenses of two jointly owned electric generation stations.

The company's regulated businesses are subject to various state and federal agency regulation. The accounting policies followed by these businesses are generally subject to the Uniform System of Accounts of the Federal Energy Regulatory Commission (FERC). These accounting policies differ in some respects from those used by the company's nonregulated businesses.

The company's regulated businesses account for certain income and expense items under the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Regulation" (SFAS No. 71). SFAS No. 71 requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery or flowback of these deferred items is generally based on specific ratemaking decisions or precedent for each item. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commissions. See Note 2 for more information regarding the nature and amounts of these regulatory deferrals.

Prior to the sale of the company's coal operations as discussed in Note 10, intercompany coal sales, which were made at prices approximately the same as those charged to others, and the related utility fuel purchases are not eliminated in accordance with the provisions of SFAS No. 71. All other significant intercompany balances and transactions have been eliminated in consolidation.

Allowance for doubtful accounts

The company's allowance for doubtful accounts as of December 31, 2001 and 2000, was $5.8 million and $4.1 million, respectively.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost when first placed in service. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost and cost of removal, less salvage, is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, except for natural gas and oil production properties as described below, the resulting gains or losses are recognized as a component of income. The company is permitted to capitalize an allowance for funds used during construction (AFUDC) on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the company capitalizes interest, when applicable, on certain construction projects associated with its other operations. The amount of AFUDC and interest capitalized was $6.6 million, $5.2 million and $1.7 million in 2001, 2000 and 1999, respectively. Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets, except for natural gas and oil production properties as described below.

Goodwill and other intangible assets

The excess of the cost over the fair value of net assets of purchased businesses is recorded as goodwill and was being amortized on a straight-line basis over estimated useful lives for recorded goodwill in place at June 30, 2001. However, Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which the company adopted as of January 1, 2002, as discussed later in Note 1, requires the discontinuance of goodwill amortization for the company's recorded goodwill at June 30, 2001, on January 1, 2002. Goodwill acquired after June 30, 2001, was subject immediately to the nonamortization provisions of SFAS No. 142.

Goodwill, net of accumulated amortization, was $174.2 million and $91.4 million as of December 31, 2001 and 2000, respectively. Goodwill is included in deferred charges and other assets. Goodwill amortization expense was $4.8 million, $7.0 million and $2.0 million for 2001, 2000 and 1999, respectively.

Impairment of long-lived assets and intangibles

The company reviews the carrying values of its long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable and annually for goodwill as required by SFAS No. 142. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. In 2000, the company experienced significant changes in market conditions at one of its energy marketing operations, which negatively affected the fair value of the assets at that operation. Due to the significance of the decline, the company recorded an impairment charge against goodwill of $3.9 million after-tax in 2000. The amount related to this impairment is included in depreciation, depletion and amortization. Excluding this impairment, no other long-lived assets or intangibles have been impaired and accordingly, no other impairment losses have been recorded in 2001, 2000 and 1999. Unforeseen events and changes in circumstances could require the recognition of other impairment losses at some future date.

Impairment testing of natural gas and oil properties

The company uses the full-cost method of accounting for its natural gas and oil production activities. Under this method, all costs incurred in the acquisition, exploration and development of natural gas and oil properties are capitalized and amortized on the units of production method based on total proved reserves. Any conveyances of properties, including gains or losses on abandonments of properties, are treated as adjustments to the cost of the properties with no gain or loss recognized. Capitalized costs are subject to a "ceiling test" that limits such costs to the aggregate of the present value of future net revenues of proved reserves based on single point in time spot market prices, as mandated under the rules of the Securities and Exchange Commission, and the lower of cost or fair value of unproved properties. Future net revenue is estimated based on end-of-quarter spot market prices adjusted for contracted price changes. If capitalized costs exceed the full-cost ceiling at the end of any quarter, a permanent noncash write-down is required to be charged to earnings in that quarter unless subsequent price changes eliminate or reduce an indicated write-down.

Due to abnormally low spot natural gas prices that existed on the last trading day of the third quarter of 2001, the company's capitalized costs under the full-cost method of accounting exceeded the full-cost ceiling at September 30, 2001. The lower natural gas prices were largely attributable to a sharp decline in nationwide spot market prices, especially natural gas prices in the Rocky Mountain region, over a relatively short period of time following the terrorist attacks on New York and Washington, D.C. on September 11, 2001, and prior to October 1, 2001. Oil prices likewise experienced a sharp drop during this same period. The company believes the decline in natural gas prices did not reflect the economics of its production assets in that natural gas prices actually being received by the company at the end of the third quarter of 2001 were significantly higher than the spot market prices at that time. In addition, historic natural gas prices have also generally been much higher and only a small portion of the company's natural gas is sold using spot market pricing. As of September 30, 2001, the capitalized costs exceeded the full-cost ceiling and would have resulted in a write-down of the company's natural gas and oil properties in the amount of approximately $32 million after-tax. However, subsequent to September 30, 2001, natural gas prices both nationwide and in the Rocky Mountain region increased significantly, thereby eliminating the need for a write-down of the company's natural gas and oil producing properties.

At December 31, 2001, the company's full-cost ceiling exceeded the company's capitalized cost. However, sustained downward movements in natural gas and oil prices subsequent to December 31, 2001, could result in a future write-down of the company's natural gas and oil properties.

NOTE 1
(Continued)

Natural gas in underground storage

Natural gas in underground storage for the company's regulated operations is carried at cost using the last-in, first-out method. The portion of the cost of natural gas in underground storage expected to be used within one year is included in inventories and amounted to $28.6 million and $11.0 million at December 31, 2001 and 2000, respectively. The remainder of natural gas in underground storage is included in property, plant and equipment and was $43.1 million and $43.6 million at December 31, 2001 and 2000, respectively.

Inventories

Inventories, other than natural gas in underground storage for the company's regulated operations, consist primarily of materials and supplies of $22.5 million and $20.4 million, aggregates held for resale of $31.1 million and $22.7 million and other inventories of $13.1 million and $9.9 million as of December 31, 2001 and 2000, respectively. These inventories are stated at the lower of average cost or market.

Revenue recognition

Revenue is recognized when the earnings process is complete, as evidenced by an agreement between the customer and the company, when delivery has occurred or services have been rendered, when the fee is fixed or determinable and when collection is probable. The company recognizes utility revenue each month based on the services provided to all utility customers during the month. The company recognizes construction contract revenue at its construction businesses using the percentage-of-completion method as discussed below. The company recognizes revenue from natural gas and oil production activities only on that portion of production sold and allocable to the company's ownership interest in the related well. The company generally recognizes all other revenues when services are rendered or goods are delivered.

Percentage-of-completion method

The company recognizes construction contract revenue from fixed price and modified fixed price construction contracts at its construction businesses using the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Costs in excess of billings on uncompleted contracts of $29.7 million and $13.9 million for the years ending December 31, 2001 and 2000, respectively, represents revenues recognized in excess of amounts billed and is included in accounts receivable. Billings in excess of costs on uncompleted contracts of $17.3 million and $8.0 million for the years ending December 31, 2001 and 2000, respectively, represents billings in excess of revenues recognized and are included in accounts payable. Also included in accounts receivable are amounts representing balances billed but not paid by customers under retainage provisions in contracts which amounted to $20.5 million and $13.7 million as of December 31, 2001 and 2000, respectively.

Advertising

The company expenses advertising costs as incurred and the amount of advertising expense for the years 2001, 2000 and 1999, was $2.9 million, $2.0 million and $1.3 million, respectively.

Natural gas costs recoverable or refundable through rate adjustments

Under the terms of certain orders of the applicable state public service commissions, the company is deferring natural gas commodity, transportation and storage costs which are greater or less than amounts presently being recovered through its existing rate schedules. Such orders generally provide that these amounts are recoverable or refundable through rate adjustments within a period ranging from 24 months to 28 months from the time such costs are paid. Natural gas costs refundable through rate adjustments amounted to $27.7 million and $8.8 million for the years ended December 31, 2001 and 2000, respectively, and are included in other accrued liabilities.

Income taxes

The company provides deferred federal and state income taxes on all temporary differences. Excess deferred income tax balances associated with the company's rate-regulated activities resulting from the company's adoption of SFAS No. 109, "Accounting for Income Taxes," have been recorded as a regulatory liability and are included in other accrued liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged customers in accordance with applicable regulatory procedures.

The company uses the deferral method of accounting for investment tax credits and amortizes the credits on electric and natural gas distribution plant over various periods which conform to the ratemaking treatment prescribed by the applicable state public service commissions.

Earnings per common share

Basic earnings per common share were computed by dividing earnings on common stock by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share were computed by dividing earnings on common stock by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of outstanding stock options and restricted stock grants. For the years ending December 31, 2001 and 1999, 150,630 shares and 76,500 shares, respectively, with an average exercise price of $36.86 and $23.44, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted earnings per share because their effect was antidilutive. For the year ending December 31, 2000, there were no shares excluded from the calculation of diluted earnings per share. For the years ending December 31, 2001, 2000 and 1999, no adjustments were made to reported earnings in the computation of earnings per share. Common stock outstanding includes issued shares less shares held in treasury.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for such items as property depreciable lives, tax provisions, uncollectible accounts, environmental and other loss contingencies, accumulated provision for revenues subject to refund, costs on construction contracts, unbilled revenues and actuarially determined benefit costs. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

Cash flow information

Cash expenditures for interest and income taxes were as follows:

Years ended December 31,	**2001**	2000	1999
		(In thousands)	
Interest, net of amount capitalized	**$42,267**	$41,912	$30,772
Income taxes	**$75,284**	$30,930	$32,723

The company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Reclassifications

Certain reclassifications have been made in the financial statements for prior years to conform to the current presentation. Such reclassifications had no effect on net income or stockholders' equity as previously reported.

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) approved Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. The use of the pooling-of-interest method of accounting for business combinations is prohibited. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. The company is accounting for business combinations after June 30, 2001, in accordance with SFAS No. 141.

In June 2001, the FASB approved SFAS No. 142. SFAS No. 142 changes the accounting for goodwill and intangible assets and requires that goodwill no longer be amortized but be tested for impairment at least annually at the reporting unit level in accordance with SFAS No. 142. Recognized intangible assets with determinable useful lives should be amortized over their useful life and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001, except for provisions related to the nonamortization and amortization of goodwill and intangible assets acquired after June 30, 2001, which were subject immediately to the provisions of SFAS No. 142. The company adopted SFAS No. 142 on January 1, 2002. The company ceased amortization of its recorded goodwill at June 30, 2001, on January 1, 2002. Goodwill at each reporting unit will be tested for impairment as of January 1, 2002. The company will perform this transitional goodwill impairment test within six months of the date of adoption of SFAS No. 142. However, the amounts used in the transitional goodwill impairment test shall be measured as of January 1, 2002. The company believes the adoption of the goodwill impairment provisions of SFAS No. 142 will not have a material effect on its financial position or results of operations.

In June 2001, the FASB approved Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for the recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company will adopt SFAS No. 143 on January 1, 2003, but has not yet quantified the effects of adopting SFAS No. 143 on its financial position or results of operations.

In August 2001, the FASB approved SFAS No. 144. SFAS No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company adopted SFAS No. 144 on January 1, 2002. The adoption of SFAS No. 144 did not have an effect on the company's financial position or results of operations.

The company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (all such statements hereinafter referred to as SFAS No. 133) on January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows derivative gains and losses to offset the related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

SFAS No. 133 requires that as of the date of initial adoption, the difference between the fair market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivative instruments be reported in net income or other comprehensive income (loss), as appropriate, as the cumulative effect of a change in accounting principle in accordance with APB 20, "Accounting Changes." On January 1, 2001, the company reported a net-of-tax cumulative-effect adjustment of $6.1 million in accumulated other comprehensive loss to recognize at fair value all derivative instruments that are designated as cash-flow hedging instruments, which the company reflected in earnings over the 12 months ended December 31, 2001. The transition to SFAS No. 133 did not have an effect on the company's net income at adoption.

Comprehensive income

Upon the adoption of SFAS No. 133 on January 1, 2001, the company recorded a cumulative-effect adjustment in accumulated other comprehensive income to recognize all derivative instruments designated as hedges at fair value. As of December 31, 2001, the company has recorded unrealized gains and losses on swap agreements in accordance with SFAS No. 133. These amounts are reflected in the Consolidated Statements of Common Stockholders' Equity. For additional information on the adoption of SFAS No. 133, see new accounting pronouncements in Note 1, and Note 3. For the years ended December 31, 2000 and 1999, comprehensive income equaled net income as reported.

NOTE 2 Regulatory Assets and Liabilities

The following table summarizes the individual components of unamortized regulatory assets and liabilities included in the accompanying Consolidated Balance Sheets as of December 31:

	2001	2000
	(In thousands)	
Regulatory assets:		
Deferred income taxes	$ 13,417	$ 263
Long-term debt refinancing costs	6,829	8,125
Plant costs	2,499	2,668
Postretirement benefit costs	722	833
Other	5,929	7,052
Total regulatory assets	29,396	18,941
Regulatory liabilities:		
Natural gas costs refundable through rate adjustments	27,706	8,772
Taxes refundable to customers	12,318	11,656
Plant decommissioning costs	8,243	7,601
Reserves for regulatory matters	7,132	6,087
Deferred income taxes	5,661	3,554
Other	5,053	1,193
Total regulatory liabilities	66,113	38,863
Net regulatory position	$(36,717)	$(19,922)

As of December 31, 2001, substantially all of the company's regulatory assets, other than certain deferred income taxes, are being reflected in rates charged to customers and are being recovered over the next one to 15 years.

If, for any reason, the company's regulated businesses cease to meet the criteria for application of SFAS No. 71 for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be removed from the balance sheet and included in the statement of income as an extraordinary item in the period in which the discontinuance of SFAS No. 71 occurs.

NOTE 3 Derivative Instruments

As of December 31, 2001, the company held derivative instruments designated as cash flow hedging instruments. All derivative instruments are recognized on the Consolidated Balance Sheets at fair value.

Hedging activities

The cash flow hedging instruments in place at December 31, 2001, are comprised of natural gas and oil price swap agreements. The objective for holding the natural gas and oil price swap agreements is to manage a portion of the market risk associated with fluctuations in the price of natural gas and oil on the company's forecasted sales of natural gas and oil production. The company also entered into an interest rate swap agreement which expired in the fourth quarter of 2001. The objective for holding the interest rate swap agreement was to manage a portion of the company's interest rate risk on the forecasted issuance of fixed-rate debt under Centennial Energy Holdings, Inc.'s (Centennial), a direct wholly owned subsidiary of the company, commercial paper program. The company designated each of the natural gas and oil price swap agreements as a hedge of the forecasted sale of natural gas and oil production and designated the interest rate swap agreement as a hedge of the risk of changes in interest rates on the company's forecasted issuances of fixed-rate debt under Centennial's commercial paper program.

The company's policy allows the use of derivative instruments as part of an overall energy price and interest rate risk management program to efficiently manage and minimize commodity price and interest rate risk. The company's policy prohibits the use of derivative instruments for speculating to take advantage of market trends and conditions and the company has procedures in place to monitor compliance with its policies. The company is exposed to credit-related losses in relation to hedged derivative instruments in the event of nonperformance by counterparties. The company has policies and procedures, which management believes minimize credit-risk exposure. These policies and procedures include an evaluation of potential counterparties' credit ratings, credit exposure limitations, settlement of natural gas and oil price swap agreements monthly and settlement of interest rate swap agreements within 90 days. Accordingly, the company does not anticipate any material effect to its financial position or results of operations as a result of nonperformance by counterparties.

NOTE 3
(Continued)

Upon the adoption of SFAS No. 133, the company recorded the fair market value of the natural gas and oil price swap agreements on the company's Consolidated Balance Sheets. On an ongoing basis, the company adjusts its balance sheet to reflect the current fair market value of its swap agreements. The related gains or losses on these agreements are recorded in common stockholders' equity as a component of other comprehensive income (loss). At the date the underlying transaction occurs, the amounts accumulated in other comprehensive income (loss) are reported in the Consolidated Statements of Income. To the extent that the hedges are not effective, the ineffective portion of the changes in fair market value is recorded directly in earnings.

For the year ended December 31, 2001, the company recognized the ineffectiveness of all cash flow hedges, which is included in operating revenues and interest expense for the natural gas and oil price swap agreements and the interest rate swap agreement, respectively. For the year ended December 31, 2001, the amount of ineffectiveness recognized was immaterial. For the year ended December 31, 2001, the company did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and there were no reclassifications into earnings as a result of the discontinuance of hedges.

Gains and losses on derivative instruments that are reclassified from accumulated other comprehensive income (loss) to current-period earnings are included in the line item in which the hedged item is recorded. As of December 31, 2001, the maximum length of time over which the company is hedging its exposure to the variability in future cash flows for forecasted transactions is 12 months and the company estimates that net gains of approximately $2.2 million will be reclassified from accumulated other comprehensive income into earnings, subject to changes in natural gas and oil market prices, within the 12 months between January 1, 2002 and December 31, 2002, as the hedged transactions affect earnings.

In the event a derivative instrument does not qualify for hedge accounting because it is no longer highly effective in offsetting changes in cash flows of a hedged item; or if the derivative instrument expires or is sold, terminated, or exercised; or if management determines that designation of the derivative instrument as a hedge instrument is no longer appropriate, hedge accounting will be discontinued, and the derivative instrument would continue to be carried at fair value with changes in its fair value recognized in earnings. In these circumstances, the net gain or loss at the time of discontinuance of hedge accounting would remain in other comprehensive income (loss) until the period or periods during which the hedged forecasted transaction affects earnings, at which time the net gain or loss would be reclassified into earnings. In the event a cash flow hedge is discontinued because it is unlikely that a forecasted transaction will occur, the derivative instrument would continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income (loss) would be recognized immediately in earnings. The company's policy requires approval to terminate a hedge agreement prior to its original maturity.

Energy marketing

The company had entered into other derivative instruments that were not designated as hedges in its energy marketing operations. In the third quarter of 2001, the company sold the vast majority of its energy marketing operations. The derivative instruments entered into by these operations prior to the sale in the third quarter of 2001 were natural gas forward purchase and sale commitments. These commitments involved the purchase and sale of natural gas and related delivery of such commodity. These operations sought to match natural gas purchases and sales so that a margin was obtained on the transportation of such commodity as distinguished from earning a margin on changes in market prices. The net change in fair value representing unrealized gains and losses resulting from changes in market prices on these derivative instruments was reflected as operating revenues or purchased natural gas sold. Net unrealized gains and losses on these derivative instruments were not material for the years ended December 31, 2001, 2000 and 1999.

NOTE 4
Fair Value of Other Financial Instruments

The estimated fair value of the company's long-term debt and preferred stock subject to mandatory redemption is based on quoted market prices of the same or similar issues. The estimated fair value of the company's long-term debt and preferred stock subject to mandatory redemption at December 31 is as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Long-term debt	**$794,794**	**$894,652**	$747,761	$772,127
Preferred stock subject to mandatory redemption	**$ 1,400**	**$ 940**	$ 1,500	$ 927

The fair value of other financial instruments for which estimated fair value has not been presented is not materially different than the related carrying amount.

NOTE 5
Short-term Borrowings

The company has unsecured short-term lines of credit from a number of banks totaling $110 million at December 31, 2001. These line of credit agreements provide for bank borrowings against the lines and/or support for commercial paper issues. The agreements provide for commitment fees at varying rates. There were no amounts outstanding on the short-term lines of credit at December 31, 2001. The amount outstanding on the short-term lines of credit was $8 million at December 31, 2000. The weighted average interest rate for borrowings outstanding at December 31, 2000, was 6.6 percent.

NOTE 6
Long-term Debt and Indenture Provisions

Long-term debt outstanding at December 31 is as follows:

	2001	2000
	(In thousands)	
First mortgage bonds and notes:		
Pollution Control Refunding Revenue Bonds, Series 1992, 6.65%, due June 1, 2022	**$ 20,850**	$ 20,850
Secured Medium-Term Notes, Series A at a weighted average rate of 7.59%, due on dates ranging from October 1, 2004 to April 1, 2012	**110,000**	110,000
Total first mortgage bonds and notes	**130,850**	130,850
Senior notes at a weighted average rate of 7.34%, due on dates ranging from July 31, 2002 to October 30, 2018	**405,200**	294,300
Commercial paper at a weighted average rate of 2.43%, supported by a revolving credit agreement	**219,700**	261,350
Revolving line of credit, 4.75%, due December 31, 2003	**25,000**	46,302
Term credit agreements at a weighted average rate of 7.38%, due on dates ranging from February 1, 2002 through December 1, 2013	**11,769**	12,731
Pollution control note obligation, 6.20%, due March 1, 2004	**2,500**	2,800
Discount	**(225)**	(572)
Total long-term debt	**794,794**	747,761
Less current maturities	**11,085**	19,595
Net long-term debt	**$783,709**	$728,166

Centennial has a revolving credit agreement with various banks that supports Centennial's $350 million commercial paper program. There were no outstanding borrowings under the Centennial credit agreement at December 31, 2001. Under the commercial paper program, $219.7 million and $261.4 million were outstanding at December 31, 2001 and 2000, respectively. The commercial paper borrowings are classified as long term as Centennial intends to refinance these borrowings on a long-term basis through continued commercial paper borrowings and as further supported by the revolving credit agreement, which allows for subsequent borrowings up to a term of one year. Centennial intends to renew this existing credit agreement, which expires September 27, 2002, on an annual basis.

Centennial has an uncommitted long-term master shelf agreement that allows for borrowings of up to $300 million. Under the master shelf agreement, $210 million was outstanding at December 31, 2001, and $150 million was outstanding at December 31, 2000. The amount outstanding is included in senior notes in the preceding long-term debt table.

NOTE 6
(Continued)

Under a revolving line of credit, the company has $40 million available as of December 31, 2001. The amount outstanding under the revolving line of credit was $25.0 million at December 31, 2001. At December 31, 2000, the company had $46.3 million outstanding under revolving lines of credit.

The amounts of scheduled long-term debt maturities for the five years and thereafter following December 31, 2001, aggregate $11.1 million in 2002; $266.8 million in 2003; $21.9 million in 2004; $70.2 million in 2005; $85.2 million in 2006 and $339.6 million thereafter.

Substantially all of the company's electric and natural gas distribution properties, with certain exceptions, are subject to the lien of its Indenture of Mortgage. Under the terms and conditions of the Indenture, the company could have issued approximately $305 million of additional first mortgage bonds at December 31, 2001. Certain other debt instruments of the company contain restrictive covenants, all of which the company is in compliance with at December 31, 2001.

NOTE 7
Preferred Stocks

Preferred stocks at December 31 are as follows:

	2001	2000
	(Dollars in thousands)	
Authorized:		
Preferred –		
500,000 shares, cumulative, par value $100, issuable in series		
Preferred stock A –		
1,000,000 shares, cumulative, without par value, issuable in series (none outstanding)		
Preference –		
500,000 shares, cumulative, without par value, issuable in series (none outstanding)		
Outstanding:		
Subject to mandatory redemption –		
Preferred –		
5.10% Series – 14,000 shares in 2001 and 15,000 shares in 2000	$ 1,400	$ 1,500
Other preferred stock –		
4.50% Series – 100,000 shares	10,000	10,000
4.70% Series – 50,000 shares	5,000	5,000
	15,000	15,000
Total preferred stocks	16,400	16,500
Less sinking fund requirements	100	100
Net preferred stocks	$16,300	$16,400

The preferred stocks outstanding are subject to redemption, in whole or in part, at the option of the company with certain limitations on 30 days notice on any quarterly dividend date on certain series of preferred stock.

The company is obligated to make annual sinking fund contributions to retire the 5.10% Series preferred stock. The redemption prices and sinking fund requirements, where applicable, are summarized below:

Series	Redemption Price *(a)*	Sinking Fund Shares	Sinking Fund Price *(a)*
Preferred stocks:			
4.50%	$105*(b)*	–	–
4.70%	$102*(b)*	–	–
5.10%	$102	1,000*(c)*	$100

(a) Plus accrued dividends.
(b) These series are redeemable at the sole discretion of the company.
(c) Annually on December 1, if tendered.

In the event of a voluntary or involuntary liquidation, all preferred stock series holders are entitled to $100 per share, plus accrued dividends.

The aggregate annual sinking fund amount applicable to preferred stock subject to mandatory redemption is $100,000 for each of the five years following December 31, 2001, and $900,000 thereafter.

NOTE 8 Common Stock

At the Annual Meeting of Stockholders held in April 1999, the company's common stockholders approved an amendment to the Certificate of Incorporation increasing the authorized number of common shares from 75 million shares to 150 million shares and reducing the par value of the common stock from $3.33 per share to $1.00 per share.

The company's Automatic Dividend Reinvestment and Stock Purchase Plan (Stock Purchase Plan) provides participants the opportunity to invest all or a portion of their cash dividends in shares of the company's common stock and to make optional cash payments for the same purpose. Holders of all classes of the company's capital stock, legal residents in any of the 50 states, and beneficial owners, whose shares are held by brokers or other nominees through participation by their brokers or nominees, are eligible to participate in the Stock Purchase Plan. The company's 401(k) Retirement Plan (K-Plan), is funded with the company's common stock. Since January 1, 1999, the Stock Purchase Plan and K-Plan have been funded primarily by the purchase of shares of common stock on the open market, except from January 1, 1999 through March 31, 1999, when shares of authorized but unissued common stock were used to fund the Stock Purchase Plan. At December 31, 2001, there were 8.1 million shares of common stock reserved for original issuance under the Stock Purchase Plan and K-Plan.

In November 1998, the company's Board of Directors declared, pursuant to a stockholders' rights plan, a dividend of one preference share purchase right (right) for each outstanding share of the company's common stock. Each right becomes exercisable, upon the occurrence of certain events, for one one-thousandth of a share of Series B Preference Stock of the company, without par value, at an exercise price of $125 per one one-thousandth, subject to certain adjustments. The rights are currently not exercisable and will be exercisable only if a person or group (acquiring person) either acquires ownership of 15 percent or more of the company's common stock or commences a tender or exchange offer that would result in ownership of 15 percent or more. In the event the company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earnings power are sold, each right entitles the holder to receive, upon the exercise thereof at the then current exercise price of the right multiplied by the number of one one-thousandth of a Series B Preference Stock for which a right is then exercisable, in accordance with the terms of the rights agreement, such number of shares of common stock of the acquiring person having a market value of twice the then current exercise price of the right. The rights, which expire on December 31, 2008, are redeemable in whole, but not in part, for a price of $.01 per right, at the company's option at any time until any acquiring person has acquired 15 percent or more of the company's common stock.

The company has stock option plans for directors, key employees and employees, which grant options to purchase shares of the company's stock. The company accounts for these option plans in accordance with APB Opinion No. 25 under which no compensation expense has been recognized. The option exercise price is the market value of the stock on the date of grant. Options granted to the key employees automatically vest after nine years, but the plan provides for accelerated vesting based on the attainment of certain performance goals or upon a change in control of the company, and expire 10 years after the date of grant. Options granted to directors and employees vest at date of grant and three years after date of grant, respectively, and expire 10 years after the date of grant. In addition, the company has granted restricted stock awards under a long-term incentive plan, deferred compensation agreements and a restricted stock agreement totaling 350,392 shares, 348,021 shares and 105,250 shares in 2001, 2000 and 1999, respectively. The restricted stock awards granted vest to the participants at various times ranging from two years to nine years from date of issuance but certain grants may vest early based upon the attainment of certain performance goals or upon a change in control of the company. The weighted average grant date fair value of the restricted stock grants was $31.55, $20.81 and $22.91 in 2001, 2000 and 1999, respectively. Compensation expense recognized for restricted stock grants was $4.5 million, $1.6 million and $722,000 in 2001, 2000 and 1999, respectively. Under the stock option plans and long-term incentive plan, the company is authorized to grant options and restricted stock for up to 9.8 million shares of common stock and has granted options and restricted stock on 4.8 million shares through December 31, 2001.

Had the company recorded compensation expense for the fair value of options granted consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," net income would have been reduced on a pro forma basis by $3.8 million in 2001, $529,000 in 2000, and $498,000 in 1999. On a pro forma basis, basic and diluted earnings per share for 2001 would have been reduced by $.06. On a pro forma basis, there would have been no effect on basic earnings per share for 2000, and diluted earnings per share would have been reduced by $.01. On a pro forma basis, basic and diluted earnings per share for 1999 would have been reduced by $.01.

NOTE 8
(Continued)

A summary of the status of the stock option plans at December 31, 2001, 2000 and 1999, and changes during the years then ended are as follows:

	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance at beginning of year	**1,224,959**	**$20.61**	1,427,262	$19.46	1,516,808	$19.17
Granted	**2,693,120**	**30.14**	74,000	20.54	22,500	23.31
Forfeited	**(74,282)**	**27.24**	(84,135)	21.18	(57,966)	20.38
Exercised	**(371,590)**	**20.23**	(192,168)	11.84	(54,080)	11.95
Balance at end of year	**3,472,207**	**27.90**	1,224,959	20.61	1,427,262	19.46
Exercisable at end of year	**770,142**	**$21.41**	129,763	$18.11	301,681	$13.89

Summarized information about stock options outstanding and exercisable as of December 31, 2001, is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercisable Prices	Number Outstanding	Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$10.50 – 17.50	41,966	3.7	$13.36	41,966	$13.36
17.51 – 24.50	789,371	6.3	21.15	698,176	21.16
24.51 – 31.50	2,490,240	9.2	29.74	–	–
31.51 – 38.55	150,630	9.2	36.86	30,000	38.55
	3,472,207			770,142	

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair value of the options granted and the assumptions used to estimate the fair value of options are as follows:

	2001	2000	1999
Weighted average fair value of options at grant date	**$7.38**	$5.07	$4.82
Weighted average risk-free interest rate	**5.19%**	6.76%	5.98%
Weighted average expected price volatility	**26.05%**	23.55%	22.03%
Weighted average expected dividend yield	**3.53%**	3.84%	4.22%
Expected life in years	**7**	7	7

NOTE 9
Income Taxes

Income tax expense is summarized as follows:

Years ended December 31,	2001	2000	1999
		(In thousands)	
Current:			
Federal	**$66,211**	$27,865	$29,574
State	**11,160**	5,188	3,874
Foreign	**(44)**	67	158
	77,327	33,120	33,606
Deferred:			
Income taxes –			
Federal	**16,972**	29,323	12,902
State	**4,773**	8,060	3,690
Investment tax credit	**(731)**	(853)	(888)
	21,014	36,530	15,704
Total income tax expense	**$98,341**	$69,650	$49,310

Components of deferred tax assets and deferred tax liabilities recognized in the company's Consolidated Balance Sheets at December 31 are as follows:

	2001	2000
	(In thousands)	
Deferred tax assets:		
Regulatory matters	**$ 21,000**	$ 7,650
Accrued pension costs	**9,349**	10,325
Accrued land reclamation	**1,648**	1,941
Deferred investment tax credit	**1,413**	1,697
Other	**21,691**	18,213
Total deferred tax assets	**55,101**	39,826
Deferred tax liabilities:		
Depreciation and basis differences on property, plant and equipment	**302,103**	264,635
Basis differences on natural gas and oil producing properties	**61,684**	36,763
Regulatory matters	**5,661**	3,554
Other	**9,092**	7,826
Total deferred tax liabilities	**378,540**	312,778
Net deferred income tax liability	**$(323,439)**	$(272,952)

The following table reconciles the change in the net deferred income tax liability from December 31, 2000, to December 31, 2001, to the deferred income tax expense included in the Consolidated Statements of Income:

	2001
	(In thousands)
Net change in deferred income tax liability from the preceding table	**$ 50,487**
Deferred taxes associated with acquisitions	**(29,807)**
Other	**334**
Deferred income tax expense for the period	**$ 21,014**

Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference are as follows:

Years ended December 31,	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
			(Dollars in thousands)			
Computed tax at federal statutory rate	**$88,966**	**35.0**	$63,237	35.0	$46,686	35.0
Increases (reductions) resulting from:						
State income taxes, net of federal income tax benefit	**11,311**	**4.5**	8,044	4.4	5,921	4.4
Investment tax credit amortization	**(731)**	**(.3)**	(853)	(.5)	(888)	(.6)
Depletion allowance	**(1,820)**	**(.7)**	(1,631)	(.9)	(1,300)	(1.0)
Other items	**615**	**.2**	853	.5	(1,109)	(.8)
Total income tax expense	**$98,341**	**38.7**	$69,650	38.5	$49,310	37.0

NOTE 10 Business Segment Data

The company's reportable segments are those that are based on the company's method of internal reporting, which generally segregates the strategic business units due to differences in products, services and regulation.

The company's operations are conducted through six business segments. Substantially all of the company's operations are located within the United States. The electric segment generates, transmits and distributes electricity and the natural gas distribution segment distributes natural gas. These operations also supply related value-added products and services in the northern Great Plains. The utility services segment consists of a diversified infrastructure company specializing in engineering, design and build capability for electric, gas and telecommunication utility construction, as well as industrial and commercial electrical, exterior lighting and traffic signalization throughout most of the United States. Utility services provides related specialty equipment manufacturing sales and rental services. The pipeline and energy services segment provides natural gas transportation, underground storage and gathering services through regulated and nonregulated pipeline systems primarily in the Rocky Mountain and northern Great Plains regions of the United States. Energy-related marketing and management services as well as cable and pipeline locating services also are provided. The pipeline and energy services segment includes investments in domestic and international growth opportunities. The natural gas and oil production segment is engaged in natural gas and oil acquisition, exploration and production activities primarily in the Rocky Mountain region of the United States and in the Gulf of Mexico. The construction materials and mining segment mines aggregates and markets crushed stone, sand, gravel and other related construction materials, including ready-mixed concrete, cement and asphalt, as well as value-added products and services in the north central and western United States, including Alaska and Hawaii.

In 2001, the company sold its coal operations to Westmoreland Coal Company for $28.2 million in cash, including final settlement cost adjustments. The sale of the coal operations was effective April 30, 2001. Included in the sale were active coal mines in North Dakota and Montana, coal sales agreements, reserves and mining equipment, and certain development rights at the former Gascoyne Mine site in North Dakota. The company retains ownership of coal reserves and leases at its former Gascoyne Mine site. Including final settlement cost adjustments, the company recorded a gain of $10.3 million ($6.2 million after-tax) included in other income – net from the sale in 2001.

On August 30, 2001, MDU Resources International, Inc. (MDU International), a wholly owned subsidiary of the company, through an indirect wholly owned Brazilian subsidiary, entered into a joint venture agreement with a Brazilian firm under which the parties have formed MPX Holdings, Ltda. (MPX) to develop electric generation and transmission, steam generation, power equipment, coal mining and construction materials projects in Brazil. MDU International has a 49 percent interest in MPX. MPX is currently developing, through a wholly owned subsidiary, and has under construction a 200-megawatt natural gas-fired power plant (Project) in the Brazilian state of Ceara. The Project is expected to enter commercial operation in the second quarter of 2002. MPX expects to enter into an agreement with Petrobras, the state-controlled energy company, under which Petrobras would purchase all of the capacity and market all of the Project's energy. Petrobras would also supply natural gas to the Project when energy is dispatched. The Project has a total estimated construction cost of approximately $96 million. At December 31, 2001, MDU International's investment in the Project was approximately $23.8 million. In addition, the company's subsidiaries had guaranteed Project obligations and loans for approximately $17.3 million as of December 31, 2001.

Segment information follows the same accounting policies as described in the Summary of Significant Accounting Policies. Segment information included in the accompanying Consolidated Balance Sheets as of December 31 and included in the Consolidated Statements of Income for the years then ended is as follows:

	2001	2000	1999
		(In thousands)	
External operating revenues:			
Electric	**$ 168,837**	$ 161,621	$ 154,869
Natural gas distribution	**255,389**	233,051	157,692
Utility services	**364,746**	169,382	99,917
Pipeline and energy services	**479,108**	579,207	334,188
Natural gas and oil production	**148,653**	99,014	63,238
Construction materials and mining	**801,883**	617,564	455,939
Total external operating revenues	**$2,218,616**	$1,859,839	$1,265,843
Intersegment operating revenues:			
Electric	**$ –**	$ –	$ –
Natural gas distribution	**–**	–	–
Utility services	**4**	–	–
Pipeline and energy services	**52,006**	57,641	49,344
Natural gas and oil production	**61,178**	39,302	15,156
Construction materials and mining *(a)*	**5,016**	13,832	13,966
Intersegment eliminations	**(113,188)**	(96,943)	(64,500)
Total intersegment operating revenues *(a)*	**$ 5,016**	$ 13,832	$ 13,966
Depreciation, depletion and amortization:			
Electric	**$ 19,488**	$ 19,115	$ 18,375
Natural gas distribution	**9,337**	8,399	7,348
Utility services	**8,395**	4,912	2,591
Pipeline and energy services	**14,341**	15,301	8,248
Natural gas and oil production	**41,690**	27,008	19,248
Construction materials and mining	**46,666**	36,153	26,008
Total depreciation, depletion and amortization	**$ 139,917**	$ 110,888	$ 81,818
Interest expense:			
Electric	**$ 8,531**	$ 10,007	$ 9,692
Natural gas distribution	**3,727**	4,142	3,614
Utility services	**3,807**	2,492	812
Pipeline and energy services	**9,136**	10,029	7,281
Natural gas and oil production	**1,359**	5,160	3,405
Construction materials and mining	**19,339**	16,415	11,202
Intersegment eliminations	**–**	(212)	–
Total interest expense	**$ 45,899**	$ 48,033	$ 36,006
Income taxes:			
Electric	**$ 10,511**	$ 10,048	$ 8,678
Natural gas distribution	**1,067**	3,544	1,443
Utility services	**9,131**	6,027	4,323
Pipeline and energy services	**11,633**	9,214	13,356
Natural gas and oil production	**40,486**	23,906	10,032
Construction materials and mining	**25,513**	16,911	11,478
Total income taxes	**$ 98,341**	$ 69,650	$ 49,310
Earnings on common stock:			
Electric	**$ 18,717**	$ 17,733	$ 15,973
Natural gas distribution	**677**	4,741	3,192
Utility services	**12,910**	8,607	6,505
Pipeline and energy services	**16,406**	10,494	20,972
Natural gas and oil production	**63,178**	38,574	16,207
Construction materials and mining	**43,199**	30,113	20,459
Total earnings on common stock	**$ 155,087**	$ 110,262	$ 83,308

	2001	2000	1999
		(In thousands)	
Capital expenditures:			
Electric	$ 14,373	$ 15,788	$ 18,218
Natural gas distribution	14,685	21,336	9,246
Utility services	70,232	42,633	16,052
Pipeline and energy services	51,054	69,006	35,123
Natural gas and oil production	118,719	173,441	64,294
Construction materials and mining	170,585	218,716	105,098
Net proceeds from sale or disposition of property	(51,641)	(11,000)	(16,660)
Total net capital expenditures	$ 388,007	$ 529,920	$ 231,371
Identifiable assets:			
Electric *(b)*	$ 291,229	$ 305,099	$ 307,417
Natural gas distribution *(b)*	182,705	192,854	131,294
Utility services	239,069	123,451	67,755
Pipeline and energy services	346,879	362,592	302,587
Natural gas and oil production	476,105	410,207	255,416
Construction materials and mining	1,035,929	874,299	655,499
Corporate assets *(c)*	51,155	44,457	46,335
Total identifiable assets	$2,623,071	$2,312,959	$1,766,303
Property, plant and equipment:			
Electric *(b)*	$ 597,080	$ 589,700	$ 581,090
Natural gas distribution *(b)*	238,566	227,742	185,797
Utility services	59,190	39,865	21,876
Pipeline and energy services	410,049	369,834	308,409
Natural gas and oil production	630,826	513,419	343,157
Construction materials and mining	820,984	755,563	601,952
Less accumulated depreciation, depletion and amortization	947,377	895,109	794,105
Net property, plant and equipment	$1,809,318	$1,601,014	$1,248,176

(a) In accordance with the provision of SFAS No. 71, intercompany coal sales are not eliminated.
(b) Includes, in the case of electric and natural gas distribution property, allocations of common utility property.
(c) Corporate assets consist of assets not directly assignable to a business segment (i.e., cash and cash equivalents, certain accounts receivable and other miscellaneous current and deferred assets).

Capital expenditures for 2001, 2000 and 1999, related to acquisitions, in the preceding table include the following noncash transactions: issuance of the company's equity securities of $57.4 million in 2001; issuance of the company's equity securities and the conversion of a note receivable to purchase consideration of $132.1 million in 2000; and issuance of the company's equity securities of $77.5 million in 1999.

NOTE 11 Acquisitions

In 2001, the company acquired a number of businesses, none of which was individually material, including construction materials and mining businesses in Hawaii, Minnesota and Oregon; utility services businesses based in Missouri and Oregon; and an energy services company specializing in cable and pipeline locating and tracking systems. The total purchase consideration for these businesses, consisting of the company's common stock and cash, was $170.1 million.

In 2000, the company acquired a number of businesses, none of which was individually material, including construction materials and mining businesses with operations in Alaska, California, Montana and Oregon; a coalbed natural gas development operation based in Colorado with related oil and gas leases and properties in Montana and Wyoming; utility services businesses based in California, Colorado, Montana and Ohio; a natural gas distribution business serving southeastern North Dakota and western Minnesota; and an energy services company based in Texas. The total purchase consideration for these businesses, consisting of the company's common stock, cash and the conversion of a note receivable to purchase consideration, was $286.0 million.

On April 1, 2000, Fidelity Exploration & Production Company (Fidelity), an indirect wholly owned subsidiary of the company, purchased substantially all of the assets of Preston Reynolds & Co., Inc. (Preston), a coalbed natural gas development operation, as previously discussed. Pursuant to the asset purchase and sale agreement, Preston may, but is not obligated to purchase, acquire and own an undivided 25 percent working interest (Seller's Option Interest) in certain oil and gas leases or properties acquired and/or generated by Fidelity. The Seller's Option Interest commences April 1, 2002 and terminates six months thereafter and requires Preston to pay Fidelity 25 percent of its capital investment, during the two year period subsequent to April 1, 2000, in the oil and gas leases or properties. Fidelity has the right, but not the obligation, to purchase Seller's Option Interest from Preston for an amount as specified in the agreement.

In 1999, the company acquired a number of businesses, none of which was individually material, including construction materials and mining companies with operations in California, Montana, Oregon and Wyoming; and utility services companies based in Montana and Oregon. The total purchase consideration for these businesses, consisting of the company's common stock and cash, was $81.9 million.

The above acquisitions were accounted for under the purchase method of accounting and accordingly, the acquired assets and liabilities assumed have been preliminarily recorded at their respective fair values as of the date of acquisition. Final fair market values are pending the completion of the review of the relevant assets, liabilities and issues identified as of the acquisition date on certain of the above acquisitions made in 2001. The results of operations of the acquired businesses are included in the financial statements since the date of each acquisition. Pro forma financial amounts reflecting the effects of the above acquisitions are not presented as such acquisitions were not material to the company's financial position or results of operations.

NOTE 12 Employee Benefit Plans

The company has noncontributory defined benefit pension plans and other postretirement benefit plans. Changes in benefit obligation and plan assets for the years ended December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	**$200,880**	$180,997	**$ 69,467**	$ 65,939
Service cost	**4,716**	4,561	**1,376**	1,307
Interest cost	**14,498**	14,174	**4,691**	4,946
Plan participants' contributions	**–**	–	**866**	677
Amendments	**(1,342)**	7,111	**–**	–
Actuarial (gain) loss	**8,128**	9,535	**(2,109)**	928
Divestiture*	**(10,017)**	–	**(2,871)**	–
Benefits paid	**(12,817)**	(15,498)	**(4,401)**	(4,330)
Benefit obligation at end of year	**204,046**	200,880	**67,019**	69,467
Change in plan assets:				
Fair value of plan assets at beginning of year	**261,864**	276,459	**47,046**	47,147
Actual return on plan assets	**(13,828)**	875	**(2,235)**	(1,078)
Employer contribution	**337**	28	**3,899**	4,630
Plan participants' contributions	**–**	–	**866**	677
Divestiture*	**(10,889)**	–	**–**	–
Benefits paid	**(12,817)**	(15,498)	**(4,401)**	(4,330)
Fair value of plan assets at end of year	**224,667**	261,864	**45,175**	47,046
Funded status	**20,621**	60,984	**(21,844)**	(22,421)
Unrecognized actuarial gain	**(26,170)**	(76,417)	**(10,799)**	(15,228)
Unrecognized prior service cost	**10,278**	16,271	**–**	–
Unrecognized net transition obligation (asset)	**(2,195)**	(3,387)	**23,665**	28,532
Prepaid (accrued) benefit cost	**$ 2,534**	$ (2,549)	**$ (8,978)**	$ (9,117)

* *See Note 10 for more information on the sale of the company's coal operations.*

NOTE 12
(Continued)

Weighted average assumptions for the company's pension and other postretirement benefit plans as of December 31 are as follows:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	**2001**	2000
Discount rate	**7.25%**	7.50%	**7.25%**	7.50%
Expected return on plan assets	**8.50%**	8.50%	**7.50%**	7.50%
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%

Health care rate assumptions for the company's other postretirement benefit plans as of December 31 are as follows:

	2001	2000
Health care trend rate	**6.00%–7.00%**	6.00%–7.50%
Health care cost trend rate – ultimate	**5.00%–6.00%**	5.00%–6.00%
Year in which ultimate trend rate achieved	**1999–2004**	1999–2004

Components of net periodic benefit cost for the company's pension and other postretirement benefit plans are as follows:

	Pension Benefits			Other Postretirement Benefits		
Years ended December 31,	**2001**	2000	1999	**2001**	2000	1999
			(In thousands)			
Components of net periodic benefit cost:						
Service cost	**$ 4,716**	$ 4,561	$ 4,894	**$ 1,376**	$ 1,307	$ 1,451
Interest cost	**14,498**	14,174	12,573	**4,691**	4,946	4,720
Expected return on assets	**(20,672)**	(19,927)	(17,489)	**(3,619)**	(3,267)	(2,807)
Amortization of prior service cost	**1,247**	1,047	842	**–**	–	–
Recognized net actuarial gain	**(2,687)**	(2,907)	(995)	**(930)**	(799)	(200)
Settlement (gain) loss	**(884)**	(700)	–	**15**	–	–
Amortization of net transition obligation (asset)	**(965)**	(997)	(997)	**2,227**	2,378	2,377
Net periodic benefit cost (income)	**(4,747)**	(4,749)	(1,172)	**3,760**	4,565	5,541
Less amount capitalized	**(391)**	(397)	(87)	**329**	369	463
Net periodic benefit expense (income)	**$ (4,356)**	$ (4,352)	$ (1,085)	**$ 3,431**	$ 4,196	$ 5,078

The company's other postretirement benefit plans include health care and life insurance benefits. The plans underlying these benefits may require contributions by the employee depending on such employee's age and years of service at retirement or the date of retirement. The accounting for the health care plans anticipates future cost-sharing changes that are consistent with the company's expressed intent to generally increase retiree contributions each year by the excess of the expected health care cost trend rate over 6 percent.

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rates would have the following effects at December 31, 2001:

	1 Percentage Point Increase	1 Percentage Point Decrease
	(In thousands)	
Effect on total of service and interest cost components	$ 260	$ (229)
Effect on postretirement benefit obligation	$3,326	$(2,906)

In addition to company-sponsored plans, certain employees are covered under multi-employer defined benefit plans administered by a union. Amounts contributed to the multi-employer plans were $19.9 million, $10.6 million and $6.8 million in 2001, 2000 and 1999, respectively.

The company has an unfunded, nonqualified benefit plan for executive officers and certain key management employees that provides for defined benefit payments upon the employee's retirement or to their beneficiaries upon death for a 15-year period. Investments consist of life insurance carried on plan participants, which is payable to the company upon the employee's death. The cost of these benefits was $4.3 million, $3.5 million and $3.3 million in 2001, 2000 and 1999, respectively.

The company sponsors various defined contribution plans for eligible employees. Costs incurred by the company under these plans were $7.2 million in 2001, $6.1 million in 2000 and $4.4 million in 1999. The costs incurred in each year reflect additional participants as a result of business acquisitions.

NOTE 13 Jointly Owned Facilities

The consolidated financial statements include the company's 22.7 percent and 25.0 percent ownership interests in the assets, liabilities and expenses of the Big Stone Station and the Coyote Station, respectively. Each owner of the Big Stone and Coyote stations is responsible for financing its investment in the jointly owned facilities.

The company's share of the Big Stone Station and Coyote Station operating expenses is reflected in the appropriate categories of operating expenses in the Consolidated Statements of Income.

At December 31, the company's share of the cost of utility plant in service and related accumulated depreciation for the stations was as follows:

	2001	2000
	(In thousands)	
Big Stone Station:		
Utility plant in service	**$ 50,053**	$ 50,029
Less accumulated depreciation	**32,956**	31,381
	$ 17,097	$ 18,648
Coyote Station:		
Utility plant in service	**$122,436**	$122,111
Less accumulated depreciation	**67,414**	63,741
	$ 55,022	$ 58,370

NOTE 14 Regulatory Matters and Revenues Subject To Refund

In December 1999, Williston Basin Interstate Pipeline Company (Williston Basin), an indirect wholly owned subsidiary of the company, filed a general natural gas rate change application with the FERC. Williston Basin began collecting such rates effective June 1, 2000, subject to refund. On May 9, 2001, the Administrative Law Judge issued an Initial Decision on Williston Basin's natural gas rate change application, which matter is currently pending before and subject to revision by the FERC.

Reserves have been provided for a portion of the revenues that have been collected subject to refund with respect to the pending regulatory proceeding. Williston Basin, in the fourth quarter of 2000, determined that reserves it had previously established for certain regulatory proceedings, prior to the proceeding filed in 1999, exceeded its expected refund obligation and, accordingly, reversed reserves and recognized in income $6.7 million after-tax. Williston Basin, in the second quarter of 1999, determined that reserves it had previously established in relation to a 1992 general natural gas rate change application and the 1995 general rate increase application exceeded its expected refund obligation and, accordingly, reversed reserves and recognized in income $4.4 million after-tax. Williston Basin believes that its remaining reserves are adequate based on its assessment of the ultimate outcome of the application filed in December 1999.

NOTE 15
Commitments and Contingencies

Litigation

In March 1997, 11 natural gas producers filed suit in North Dakota Southwest Judicial District Court (North Dakota District Court) against Williston Basin and the company. The natural gas producers had processing agreements with Koch Hydrocarbon Company (Koch). Williston Basin and the company had natural gas purchase contracts with Koch. The natural gas producers alleged they were entitled to damages for the breach of Williston Basin's and the company's contracts with Koch although no specific damages were stated. A similar suit was filed by Apache Corporation (Apache) and Snyder Oil Corporation (Snyder) in North Dakota Northwest Judicial District Court in December 1993. The North Dakota Supreme Court in December 1999 affirmed the North Dakota Northwest Judicial District Court decision dismissing Apache's and Snyder's claims against Williston Basin and the company. Based in part upon the decision of the North Dakota Supreme Court affirming the dismissal of the claims brought by Apache and Snyder, Williston Basin and the company filed motions for summary judgment to dismiss the claims of the 11 natural gas producers. The motions for summary judgment were granted by the North Dakota District Court in July 2000. On March 5, 2001, the North Dakota District Court entered a final judgment on the July 2000 order granting the motions for summary judgment. On May 4, 2001, the 11 natural gas producers appealed the North Dakota District Court's decision by filing a Notice of Appeal with the North Dakota Supreme Court. Oral argument was held before the North Dakota Supreme Court on December 12, 2001. Williston Basin and the company are awaiting a decision from the North Dakota Supreme Court.

In July 1996, Jack J. Grynberg (Grynberg) filed suit in United States District Court for the District of Columbia (U.S. District Court) against Williston Basin and over 70 other natural gas pipeline companies. Grynberg, acting on behalf of the United States under the Federal False Claims Act, alleged improper measurement of the heating content or volume of natural gas purchased by the defendants resulting in the underpayment of royalties to the United States. In March 1997, the U.S. District Court dismissed the suit without prejudice and the dismissal was affirmed by the United States Court of Appeals for the D.C. Circuit in October 1998. In June 1997, Grynberg filed a similar Federal False Claims Act suit against Williston Basin and Montana-Dakota Utilities Co. (Montana-Dakota) and filed over 70 other separate similar suits against natural gas transmission companies and producers, gatherers, and processors of natural gas. In April 1999, the United States Department of Justice decided not to intervene in these cases. In response to a motion filed by Grynberg, the Judicial Panel on Multidistrict Litigation consolidated all of these cases in the Federal District Court of Wyoming (Federal District Court). Oral argument on motions to dismiss was held before the Federal District Court in March 2000. On May 18, 2001, the Federal District Court denied Williston Basin's and Montana-Dakota's motion to dismiss. The matter is currently pending.

The Quinque Operating Company (Quinque), on behalf of itself and subclasses of gas producers, royalty owners and state taxing authorities, instituted a legal proceeding in State District Court for Stevens County, Kansas, (State District Court) against over 200 natural gas transmission companies and producers, gatherers, and processors of natural gas, including Williston Basin and Montana-Dakota. The complaint, which was served on Williston Basin and Montana-Dakota in September 1999, contains allegations of improper measurement of the heating content and volume of all natural gas measured by the defendants other than natural gas produced from federal lands. In response to a motion filed by the defendants in this suit, the Judicial Panel on Multidistrict Litigation transferred the suit to the Federal District Court for inclusion in the pretrial proceedings of the Grynberg suit. Upon motion of plaintiffs, the case has been remanded to State District Court. On September 12, 2001, the defendants in this suit filed a motion to dismiss with the State District Court. The matter is currently pending.

Williston Basin and Montana-Dakota believe the claims of Grynberg and Quinque are without merit and intend to vigorously contest these suits.

The company is also involved in other legal actions in the ordinary course of its business. Although the outcomes of any such legal actions cannot be predicted, management believes that there is no pending legal proceeding against or involving the company, except those discussed above, for which the outcome is likely to have a material adverse effect upon the company's financial position or results of operations.

Environmental matters

In December 2000, Morse Bros., Inc. (MBI), an indirect wholly owned subsidiary of the company, was named by the United States Environmental Protection Agency (EPA) as a Potentially Responsible Party in connection with the cleanup of a commercial property site, now owned by MBI, and part of the Portland, Oregon, Harbor Superfund Site. Sixty-eight other parties were also named in this administrative action. The EPA wants responsible parties to share in the cleanup of sediment contamination in the Willamette River. Based upon a review of the Portland Harbor sediment contamination evaluation by the Oregon State Department of Environmental Quality and other information available, MBI does not believe it is a Responsible Party. In addition, MBI intends to seek indemnity for any and all liabilities incurred in relation to the above matters from Georgia-Pacific West, Inc., the seller of the commercial property site to MBI, pursuant to the terms of their sale agreement.

Operating leases

The company leases certain equipment, facilities and land under operating lease agreements. The amounts of annual minimum lease payments due under these leases as of December 31, 2001, are $17.4 million in 2002, $14.3 million in 2003, $11.0 million in 2004, $8.3 million in 2005, $6.3 million in 2006 and $25.1 million thereafter. Rent expense related to operating leases was approximately $31.5 million, $23.7 million and $15.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Purchase commitments

The company has entered into various commitments, largely purchased-power, coal and natural gas supply, and natural gas transportation contracts. These commitments range from one to 17 years. The commitments under these contracts as of December 31, 2001, are $108.8 million in 2002, $53.1 million in 2003, $46.9 million in 2004, $39.2 million in 2005, $33.2 million in 2006 and $126.5 million thereafter. These commitments are not reflected in the company's consolidated financial statements.

Guarantees

The company has certain financial guarantees largely consisting of guarantees on obligations and loans on the natural gas-fired power plant project in the Brazilian state of Ceara. For more information on the natural gas-fired power plant project, see Note 10. These guarantees as of December 31, 2001, are approximately $20.6 million for 2002. These guarantees are not reflected in the consolidated financial statements.

NOTE 16 Quarterly Data (Unaudited)

The following unaudited information shows selected items by quarter for the years 2001 and 2000:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2001				
Operating revenues	**$641,248**	**$546,418**	**$551,680**	**$484,286**
Operating expenses	**577,727**	**476,071**	**458,441**	**438,125**
Operating income	**63,521**	**70,347**	**93,239**	**46,161**
Net income	**32,687**	**43,417**	**50,746**	**28,999**
Earnings per common share:				
Basic	**.50**	**.64**	**.75**	**.42**
Diluted	**.49**	**.63**	**.74**	**.42**
Weighted average common shares outstanding:				
Basic	**65,405**	**67,264**	**67,650**	**68,729**
Diluted	**65,979**	**68,376**	**68,127**	**69,126**
2000				
Operating revenues	$371,989	$362,979	$530,834	$607,869
Operating expenses	342,559	321,900	454,811	537,414
Operating income	29,430	41,079	76,023	70,455
Net income	13,364	21,126	39,992	36,546
Earnings per common share:				
Basic	.23	.35	.63	.57
Diluted	.23	.35	.63	.56
Weighted average common shares outstanding:				
Basic	57,051	59,987	62,975	64,289
Diluted	57,188	60,212	63,345	64,817

Certain company operations are highly seasonal and revenues from and certain expenses for such operations may fluctuate significantly among quarterly periods. Accordingly, quarterly financial information may not be indicative of results for a full year.

NOTE 17 Natural Gas and Oil Activities (Unaudited)

Fidelity is involved in the acquisition, exploration, development and production of natural gas and oil resources. Fidelity's activities include the acquisition of producing properties with potential development opportunities, exploratory drilling and the operation and development of natural gas production properties. Fidelity shares revenues and expenses from the development of specified properties located primarily in the Rocky Mountain region of the United States and in the Gulf of Mexico in proportion to its interests.

Fidelity owns in fee or holds natural gas leases for the properties it operates in Colorado, Montana, North Dakota and Wyoming. These rights are in the Bonny Field located in eastern Colorado, the Cedar Creek Anticline in southeastern Montana and southwestern North Dakota, the Bowdoin area located in north-central Montana and in the Powder River Basin of Wyoming and Montana.

The information that follows includes the company's proportionate share of all its natural gas and oil interests held by Fidelity.

The following table sets forth capitalized costs and accumulated depreciation, depletion and amortization related to natural gas and oil producing activities at December 31:

	2001	2000	1999
		(In thousands)	
Subject to amortization	**$506,155**	$416,881	$319,448
Not subject to amortization	**122,354**	94,856	23,464
Total capitalized costs	**628,509**	511,737	342,912
Less accumulated depreciation, depletion and amortization	**195,469**	155,198	129,211
Net capitalized costs	**$433,040**	$356,539	$213,701

Capital expenditures, including those not subject to amortization, related to natural gas and oil producing activities are as follows:

Years ended December 31,	**2001**	2000	1999
		(In thousands)	
Acquisitions	**$ 1,695**	$ 68,858	$30,842
Exploration	**13,938**	34,839	11,010
Development	**102,670**	69,051	21,822
Total capital expenditures	**$118,303**	$172,748	$63,674

The following summary reflects income resulting from the company's operations of natural gas and oil producing activities, excluding corporate overhead and financing costs:

Years ended December 31,	**2001**	2000	1999
		(In thousands)	
Revenues	**$203,727**	$128,217	$75,327
Production costs	**47,045**	33,919	25,402
Depreciation, depletion and amortization	**41,223**	26,739	19,136
Pretax income	**115,459**	67,559	30,789
Income tax expense	**45,245**	25,835	11,815
Results of operations for producing activities	**$ 70,214**	$ 41,724	$18,974

The following table summarizes the company's estimated quantities of proved natural gas and oil reserves at December 31, 2001, 2000 and 1999, and reconciles the changes between these dates. Estimates of economically recoverable natural gas and oil reserves and future net revenues therefrom are based upon a number of variable factors and assumptions. For these reasons, estimates of economically recoverable reserves and future net revenues may vary from actual results.

	2001		2000		1999	
	Natural Gas	Oil	Natural Gas	Oil	Natural Gas	Oil
			(In thousands of Mcf/barrels)			
Proved developed and undeveloped reserves:						
Balance at beginning of year	**309,800**	**15,100**	268,900	14,700	243,600	11,500
Production	**(40,600)**	**(2,000)**	(29,200)	(1,900)	(24,700)	(1,800)
Extensions and discoveries	**66,400**	**2,000**	51,300	1,600	21,800	800
Purchases of proved reserves	**1,000**	**100**	23,200	100	38,200	700
Sales of reserves in place	**–**	**–**	–	(100)	(9,300)	(400)
Revisions to previous estimates due to improved secondary recovery techniques and/or changed economic conditions	**(12,500)**	**2,300**	(4,400)	700	(700)	3,900
Balance at end of year	**324,100**	**17,500**	309,800	15,100	268,900	14,700
Proved developed reserves:						
January 1, 1999	193,000	10,700				
December 31, 1999	213,400	13,300				
December 31, 2000	263,400	14,200				
December 31, 2001	**291,300**	**17,100**				

NOTE 17
(Continued)

All of the company's interests in natural gas and oil reserves are located in the United States and in the Gulf of Mexico.

The standardized measure of the company's estimated discounted future net cash flows of total proved reserves associated with its various natural gas and oil interests at December 31 is as follows:

	2001	2000	1999
		(In thousands)	
Future net cash flows before income taxes	**$548,000**	$2,349,500	$492,000
Future income tax expense	**112,000**	827,000	131,500
Future net cash flows	**436,000**	1,522,500	360,500
10% annual discount for estimated timing of cash flows	**174,000**	601,200	131,400
Discounted future net cash flows relating to proved natural gas and oil reserves	**$262,000**	$ 921,300	$229,100

The following are the sources of change in the standardized measure of discounted future net cash flows by year:

	2001	2000	1999
		(In thousands)	
Beginning of year	**$ 921,300**	$229,100	$125,100
Net revenues from production	**(153,500)**	(94,300)	(49,900)
Change in net realization	**(1,119,700)**	861,700	123,100
Extensions, discoveries and improved recovery, net of future production-related costs	**64,200**	288,700	33,500
Purchases of proved reserves	**2,600**	93,200	57,700
Sales of reserves in place	**–**	(1,500)	(14,700)
Changes in estimated future development costs, net of those incurred during the year	**(3,300)**	3,400	(9,800)
Accretion of discount	**126,900**	31,200	16,700
Net change in income taxes	**436,500**	(412,300)	(59,800)
Revisions of previous quantity estimates	**(11,700)**	(79,200)	7,400
Other	**(1,300)**	1,300	(200)
Net change	**(659,300)**	692,200	104,000
End of year	**$ 262,000**	$ 921,300	$229,100

The estimated discounted future cash inflows from estimated future production of proved reserves were computed using year-end natural gas prices and oil prices. Future development and production costs attributable to proved reserves were computed by applying year-end costs to be incurred in producing and further developing the proved reserves. Future income tax expenses were computed by applying statutory tax rates (adjusted for permanent differences and tax credits) to estimated net future pretax cash flows.

The standardized measure of discounted future net cash flows does not purport to represent the fair market value of natural gas and oil properties. There are significant uncertainties inherent in estimating quantities of proved reserves and in projecting rates of production and the timing and amount of future costs. In addition, future realization of natural gas and oil prices over the remaining reserve lives may vary significantly from current prices.

NOTE 18
Subsequent Event

In January 2002, Fidelity Oil Co. (FOC), one of the company's natural gas and oil production subsidiaries, entered into a compromise agreement with the former operator of certain of FOC's oil production properties in southeastern Montana. The compromise agreement resolved litigation involving the interpretation and application of contractual provisions regarding net proceeds interests paid by the former operator to FOC for a number of years prior to 1998. The terms of the compromise agreement are confidential. As a result of the compromise agreement, the natural gas and oil production segment will reflect a nonrecurring gain in its financial results for the first quarter of 2002 of approximately $16.6 million after-tax. As part of the settlement, FOC gave the former operator a full and complete release, and FOC is not asserting any such claim against the former operator for periods after 1997.

To MDU Resources Group, Inc.:

We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the consolidated financial statements, effective January 1, 2001, the company changed its method of accounting for derivative instruments due to the adoption of a new accounting pronouncement.

ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
January 23, 2002

	2001	2000	1999	1998*	1997	1996	1991
Selected Financial Data							
Operating revenues (000's):							
Electric	$ 168,837	$ 161,621	$ 154,869	$ 147,221	$ 141,590	$ 138,761	$128,708
Natural gas distribution	255,389	233,051	157,692	154,147	157,005	155,012	138,634
Utility services	364,750	169,382	99,917	64,232	22,761	–	–
Pipeline and energy services	531,114	636,848	383,532	180,732	87,018	71,580	108,397
Natural gas and oil production	209,831	138,316	78,394	61,842	77,916	75,350	41,583
Construction materials and mining	806,899	631,396	469,905	346,451	174,147	132,222	41,201
Intersegment eliminations	(113,188)	(96,943)	(64,500)	(57,998)	(52,763)	(58,224)	(80,810)
	$2,223,632	$1,873,671	$1,279,809	$ 896,627	$ 607,674	$ 514,701	$377,713
Operating income (000's):							
Electric	$ 38,731	$ 38,743	$ 35,727	$ 32,167	$ 31,307	$ 29,476	$ 34,647
Natural gas distribution	3,576	9,530	6,688	8,028	10,410	11,504	8,518
Utility services	25,199	16,606	11,518	5,932	1,782	–	–
Pipeline and energy services	30,368	28,782	40,627	33,651	25,822	27,697	15,516
Natural gas and oil production	103,943	66,510	26,845	(50,444)	27,638	26,786	16,940
Construction materials and mining	71,451	56,816	38,346	41,609	14,602	16,062	9,682
	$ 273,268	$ 216,987	$ 159,751	$ 70,943	$ 111,561	$ 111,525	$ 85,303
Earnings on common stock (000's):							
Electric	$ 18,717	$ 17,733	$ 15,973	$ 13,908	$ 12,441	$ 11,436	$ 15,292
Natural gas distribution	677	4,741	3,192	3,501	4,514	4,892	3,645
Utility services	12,910	8,607	6,505	3,272	947	–	–
Pipeline and energy services	16,406	10,494	20,972	18,651	9,955	1,649	(1,950)
Natural gas and oil production	63,178	38,574	16,207	(30,501)	15,867	15,185	10,409
Construction materials and mining	43,199	30,113	20,459	24,499	10,111	11,521	9,809
	$ 155,087	$ 110,262	$ 83,308	$ 33,330	$ 53,835	$ 44,683	$ 37,205
Earnings per common share – diluted	$ 2.29	$ 1.80	$ 1.52	$ .66	$ 1.24	$ 1.04	$ .87
Common Stock Statistics							
Weighted average common shares outstanding – diluted (000's)	67,869	61,390	54,870	50,837	43,478	42,824	42,715
Dividends per common share	$ .90	$ .86	$ .82	$ .7834	$ .7534	$ .7333	$ .6378
Book value per common share	$ 15.90	$ 13.55	$ 11.74	$ 10.39	$ 8.84	$ 8.21	$ 6.95
Market price per common share (year-end)	$ 28.15	$ 32.50	$ 20.00	$ 26.31	$ 21.08	$ 15.33	$ 10.95
Market price ratios:							
Dividend payout	39%	48%	54%	119%	61%	70%	73%
Yield	3.3%	2.7%	4.2%	3.0%	3.6%	4.8%	5.8%
Price/earnings ratio	12.3x	18.1x	13.2x	39.9x	17.0x	14.6x	12.6x
Market value as a percent of book value	177.0%	239.9%	170.4%	253.2%	238.5%	186.8%	157.7%
Profitability Indicators							
Return on average common equity	15.3%	14.3%	13.9%	6.5%	14.6%	13.0%	12.7%
Return on average invested capital	10.1%	9.5%	9.6%	5.5%	10.3%	9.5%	9.6%
Interest coverage	8.5x	8.3x	7.1x	6.1x	6.0x	5.4x	3.8x**
Fixed charges coverage, including preferred dividends	5.3x	4.1x	4.3x	2.5x	3.4x	2.7x	2.4x
General							
Total assets (000's)	$2,623,071	$2,312,959	$1,766,303	$1,452,775	$1,113,892	$1,089,173	$964,691
Net long-term debt (000's)	$ 783,709	$ 728,166	$ 563,545	$ 413,264	$ 298,561	$ 280,666	$220,623
Redeemable preferred stock (000's)	$ 1,400	$ 1,500	$ 1,600	$ 1,700	$ 1,800	$ 1,900	$ 2,400
Capitalization ratios:							
Common equity	58%	54%	54%	56%	55%	54%	56%
Preferred stocks	1	1	1	2	2	3	3
Long-term debt	41	45	45	42	43	43	41
	100%	100%	100%	100%	100%	100%	100%

* *Reflects $39.9 million or 78 cents per common share in noncash after-tax write-downs of natural gas and oil properties.*

** *Calculation reflects the provisions of the company's restatement of its indenture of mortgage effective April 1992.*

NOTE: Common stock share amounts reflect the company's three-for-two common stock splits effected in October 1995 and July 1998.

	2001	2000	1999	1998	1997	1996	1991
Electric							
Sales to ultimate consumers (thousand kWh)	**2,177,886**	2,161,280	2,075,446	2,053,862	2,041,191	2,067,926	1,877,634
Sales for resale (thousand kWh)	**898,178**	930,318	943,520	586,540	361,954	374,535	331,314
Electric system generating and firm purchase capability – kW (Interconnected system)	**500,820**	500,420	492,800	489,100	487,500	481,800	454,400
Demand peak – kW (Interconnected system)	**453,000**	432,300	420,550	402,500	404,600	393,300	387,100
Electricity produced (thousand kWh)	**2,469,573**	2,331,188	2,350,769	2,103,199	1,826,770	1,829,669	1,736,187
Electricity purchased (thousand kWh)	**792,641**	948,700	860,508	730,949	769,679	809,261	611,884
Average cost of fuel and purchased power per kWh	**$.018**	$.016	$.016	$.017	$.018	$.017	$.016
Natural Gas Distribution							
Sales (Mdk)	**36,479**	36,595	30,931	32,024	34,320	38,283	30,074
Transportation (Mdk)	**14,338**	14,314	11,551	10,324	10,067	9,423	12,261
Weighted average degree days – % of previous year's actual	**95%**	113%	95%	94%	85%	114%	101%
Pipeline and Energy Services							
Pipeline:							
Sales for resale (Mdk)	**–**	–	–	–	–	–	19,572
Transportation (Mdk)	**97,199**	86,787	78,061	88,974	85,464	82,169	53,930
Gathering (Mdk)	**61,136**	41,717	19,799	9,093	9,550	8,983	6,116
Energy services:							
Natural gas volumes (Mdk)	**82,682**	149,823	131,687	58,495	14,971	4,670	991
Natural Gas and Oil Production							
Production:							
Natural gas (MMcf)	**40,591**	29,222	24,652	20,699	20,407	20,391	6,557
Oil (000's of barrels)	**2,042**	1,882	1,758	1,912	2,088	2,149	1,491
Average realized prices:							
Natural gas (per Mcf)	**$ 3.78**	$ 2.90	$ 1.94	$ 1.81	$ 2.02	$ 1.79	$ 1.74
Oil (per barrel)	**$24.59**	$23.06	$15.34	$12.71	$17.50	$17.91	$19.90
Net recoverable reserves:							
Natural gas (MMcf)	**324,100**	309,800	268,900	243,600	184,900	200,200	27,500
Oil (000's of barrels)	**17,500**	15,100	14,700	11,500	14,900	16,100	11,600
Construction Materials and Mining							
Construction materials (000's):							
Aggregates (tons sold)	**27,565**	18,315	13,981	11,054	5,113	3,374	–
Asphalt (tons sold)	**6,228**	3,310	2,993	1,790	758	694	–
Ready-mixed concrete (cubic yards sold)	**2,542**	1,696	1,186	1,021	516	340	–
Recoverable aggregate reserves (tons)	**1,065,330**	894,500	740,030	654,670	169,375	119,800	–
Coal (000's):							
Sales (tons)	**1,171***	3,111	3,236	3,113	2,375	2,899	4,731
Recoverable reserves (tons)	**56,012***	145,643	182,761	190,152	226,560	228,900	256,700

* *Coal operations were sold effective April 30, 2001.*

Numbers indicate age and years of service ( ) on MDU Resources Group, Inc. Board of Directors as of December 31, 2001.

Board Changes:
John A. Schuchart, former Chairman of the Board, President and Chief Executive Officer of the corporation, died in March 2001.

Richard L. Muus, director, retired in April 2001.

Bruce R. Albertson was appointed to the board in May 2001. He will stand for election to a three-year term at the 2002 Annual Meeting.

Audit Committee:
Homer A. Scott, Jr., Chairman
Bruce R. Albertson
Dennis W. Johnson
John L. Olson
Harry J. Pearce

Compensation Committee:
Harry J. Pearce, Chairman
Thomas Everist
Homer A. Scott, Jr.

Finance Committee:
Dr. Joseph T. Simmons, Chairman
Thomas Everist
Dennis W. Johnson
Robert L. Nance
Sister Thomas Welder, O.S.B.

Nominating Committee:
John L. Olson, Chairman
Bruce R. Albertson
Robert L. Nance
Dr. Joseph T. Simmons
Sister Thomas Welder, O.S.B.



Martin A. White 60 (4)
Mandan, ND
Chairman of the Board
President and Chief Executive Officer of the corporation



Harry J. Pearce 59 (5)
Detroit, MI
MDU Resources Board
Lead Director
Chairman, Hughes Electronics Corporation



Bruce R. Albertson 56 (1)
Parkland, FL
President and Chief Executive Officer, WinsLoew Furniture, Inc. (Manufacturer/distributor of casual and commercial furniture)



Thomas Everist 52 (6)
Sioux Falls, SD
President and Chief Executive Officer, L.G. Everist, Inc. (Aggregate and construction materials company)



Dennis W. Johnson 52 (1)
Dickinson, ND
Chairman and Chief Executive Officer, TMI Systems Design (Manufacturer of custom institutional furniture)



Douglas C. Kane 52 (11)
Bismarck, ND
Executive Vice President, Chief Administrative and Corporate Development Officer of the corporation



Robert L. Nance 65 (9)
Billings, MT
President and Chief Executive Officer, Nance Petroleum Corporation (Oil and natural gas exploration company)



John L. Olson 62 (17)
Sidney, MT
President and Chief Executive Officer, Blue Rock Products Company (Beverage bottling and distributing)



Homer A. Scott, Jr. 67 (21)
Sheridan, WY
Chairman of the Board and director, First Interstate Banc System, Inc.



Dr. Joseph T. Simmons 66 (18)
Rapid City, SD
Retired, formerly professor of accounting and finance at the University of South Dakota



Sister Thomas Welder, O.S.B.
61 (14)
Bismarck, ND
President, University of Mary



David M. Heskett
Bismarck, ND
Chairman of the Board Emeritus
Retired, former Chairman of the Board, President and Chief Executive Officer of the corporation

Corporate Officers

Numbers indicate age and years of service ( ) as of December 31, 2001.

Martin A. White
Chairman of the Board President and Chief Executive Officer, 60 (10)

Cathleen M. Christopherson
Vice President – Corporate Communications, 57 (34)

Richard A. Espeland
Vice President – Human Resources, 58 (12)

Douglas C. Kane
Executive Vice President, Chief Administrative and Corporate Development Officer, 52 (30)

Lester H. Loble, II
Vice President, General Counsel and Secretary, 60 (14)

Vernon A. Raile
Vice President, Controller and Chief Accounting Officer, 56 (21)

Warren L. Robinson
Executive Vice President, Treasurer and Chief Financial Officer, 51 (13)

Robert E. Wood
Vice President – Public Affairs and Environmental Policy, 59 (27)

Management Policy Committee



Martin A. White
Chairman of the Board, President and Chief Executive Officer, MDU Resources Group, Inc., 60 (10)

Serves on the company board of directors and as chairman of the boards of major subsidiary companies. Previously senior vice president – corporate development of the company; also held executive and management positions with an independent international energy consulting firm, a South American mining corporation and a Montana-based natural resources and utility corporation.



John K. Castleberry
President and Chief Executive Officer, WBI Holdings, Inc., 47 (19)

Serves as chief executive officer and/or president of all subsidiaries of WBI Holdings. Previously held various executive and management positions with Williston Basin Interstate Pipeline Company and Montana-Dakota Utilities Co.



Terry D. Hildestad
President and Chief Executive Officer, Knife River Corporation, 52 (27)

Serves as chief executive officer of all construction materials and mining subsidiaries of Knife River Corporation. Previously held management and executive positions in operations with Knife River.



Douglas C. Kane
Executive Vice President, Chief Administrative and Corporate Development Officer, MDU Resources Group, Inc., 52 (30)

Serves on company board of directors and on the boards of major subsidiary companies. Previously served as president and chief executive officer of Knife River Corporation after holding a number of executive positions with that company.



Lester H. Loble, II
Vice President, General Counsel and Secretary, MDU Resources Group, Inc., 60 (14)

Serves as general counsel and secretary for all major company subsidiaries. Engaged in the private practice of law prior to joining the company.



Warren L. Robinson
Executive Vice President, Treasurer and Chief Financial Officer, MDU Resources Group, Inc., 51 (13)

Serves as the senior financial officer and member of the board of directors of all major subsidiary companies. Previously held executive and management positions in finance, corporate planning and development with the company, as well as with several natural gas utility companies in the western United States.



Ronald D. Tipton
Chief Executive Officer, Montana-Dakota Utilities Co., Great Plains Natural Gas Co. and Utility Services, Inc., 55 (18)

Serves as chief executive officer of all utility services subsidiaries. Previously served as president of Montana-Dakota Utilities Co., Great Plains Natural Gas Co. and Utility Services, Inc. He also served as president and chief executive officer of Williston Basin Interstate Pipeline Company and in various executive and management positions in their operations. Also served in executive and management positions with two other energy and natural gas corporations.

Dividend Reinvestment and Stock Purchase Plan

MDU Resources Group, Inc. (NYSE:MDU) Automatic Dividend Reinvestment and Stock Purchase Plan (Plan) allows any individual who is a legal resident of the nation's 50 states to buy MDU Resources common stock direct from the company without incurring any brokerage fees. For further details, including enrollment information, contact the stock transfer agent or the Investor Relations Department at MDU Resources.

MDU Resources is a participant in the National Association of Investors Corporation's (NAIC) Low Cost Investment Plan.

Brokerage Accounts

Stock purchased and held for stockholders by brokers is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to you by your broker. Questions regarding mailings or dividend reinvestment should be directed to your broker.

2002 Key Dividend Dates*

	Ex-Dividend Date	Record Date	Payment Date
1st Quarter	March 12	March 14	April 1
2nd Quarter	June 11	June 13	July 1
3rd Quarter	September 10	September 12	October 1
4th Quarter	December 10	December 12	January 1, 2003

**Subject to discretion of the Board of Directors*

Internet Account Access

Registered shareholders now have electronic access to their shareholder accounts by visiting www.shareowneronline.com. Shareholders can view their account balance, certificate information and account registration, as well as request reissuance of uncashed dividend checks. Shareholder account access is maintained by Wells Fargo Bank Minnesota, N.A., the transfer agent and registrar.

Information Contacts

Stockholders or others desiring information about MDU Resources should call *Arlene Stillwell* in the Investor Relations Department at *1.800.437.8000, extension 7621* or e-mail *investor@mduresources.com.* Information on the company also may be found on the web site at www.mdu.com.

Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent.

Annual Meeting

The Annual Meeting of Stockholders will be held on:
Tuesday, April 23, 2002
11:00 a.m. Central Daylight Time
Montana-Dakota Utilities Co.
Service Center
909 Airport Road
Bismarck, ND

Design: Larsen Design Office, Inc.
Printing: Diversified Graphics, Inc.
Printed on Recycled Paper

Corporate Headquarters

MDU Resources Group, Inc.
Schuchart Building
Street Address: 918 East Divide Avenue
Mailing Address: P.O. Box 5650
Bismarck, ND 58506-5650
Telephone (toll-free): 1.800.437.8000

Transfer Agent and Registrar for all Classes of Stock and Dividend Reinvestment Plan Agent

Wells Fargo Bank Minnesota, N.A.
Stock Transfer Department
P.O. Box 64854
St. Paul, MN 55164-0854
Telephone: 651.450.4064
Telephone (toll-free): 1.877.536.3553
www.wellsfargo.com/shareownerservices

Transfer Agent and Registrar for First Mortgage Bonds

The Bank of New York
Corporate Trust Department
101 Barclay Street, 21st Floor
New York, NY 10286

Legal Counsel

Thelen Reid & Priest LLP
40 West 57th Street
New York, NY 10019-4097

Independent Public Accountants

Arthur Andersen LLP
45 South Seventh Street
Minneapolis, MN 55402-1611

Common Stock

Listed on New York Stock Exchange since 1948
Listed on Pacific Stock Exchange since 1994
Trading symbol: MDU

Quarterly Common Stock Price Range

	High	Low	Close
2001			
First Quarter	$35.76	$27.38	$35.72
Second Quarter	40.37	31.38	31.64
Third Quarter	32.90	22.38	23.37
Fourth Quarter	28.30	23.00	28.15
2000			
First Quarter	$21.44	$17.63	$20.75
Second Quarter	23.25	20.38	21.63
Third Quarter	30.06	21.56	29.75
Fourth Quarter	33.00	27.44	32.50

Additional Information

The company's 2001 Form 10-K (excluding exhibits) as filed with the Securities and Exchange Commission is available to stockholders without charge. Direct your request to the Investor Relations Department at the corporate office.

NOTE: This information is not given in connection with any sale or offer for sale or offer to buy any security.

The majority of stockholders who replied to the survey are at least 55 years old, have an annual household income of less than $75,000 and have owned MDU Resources stock for 10 years or more.

Nearly 70 percent of respondents said they purchase stock for total return; 20 percent purchased for the dividend and 10 percent for stock appreciation. Respondents were most influenced by a stockbroker when purchasing stock. Friends, relatives and financial publications also were cited as a significant source of influence. More than 70 percent of the respondents had purchased their stock using a stockbroker, while 19 percent had inherited their stock.

We asked

...and stockholders said



Arlene Stillwell answers stockholder questions and responds to requests for information.

The majority of stockholders own less than 1,000 shares each, while 28 percent own more than 1,000 shares each.

Overwhelmingly, respondents replied that they did not want to receive the Annual Report to Stockholders or other reports by e-mail. Most had not visited the company's Web site, nor did they receive company news by e-mail.

Information from this survey will be considered when planning future stockholder and investor relations communications. Surveys were returned by more than 20 percent of both street name and registered stockholders.



Fueling Building Delivering Energizing Connecting

Schuchart Building
918 East Divide Avenue
P.O. Box 5650
Bismarck, ND 58506-5650
701.222.7900
1.800.437.8000
Trading Symbol: MDU

www.mdu.com